             As filed with the Securities and Exchange Commission
                               on March 1, 2000
                                                     1933 ACT FILE NO. 333-84429
                                                     1940 ACT FILE NO. 811-8727

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                                    FORM N-2
                        (Check appropriate box or boxes)

                             REGISTRATION STATEMENT
                                      Under


                         THE SECURITIES ACT OF 1933          [ ]
                         PRE-EFFECTIVE AMENDMENT NO.         [ ]
                        POST-EFFECTIVE AMENDMENT NO. 1       [X]
                                     AND/OR

                             REGISTRATION STATEMENT
                                      Under

                     THE INVESTMENT COMPANY ACT OF 1940      [ ]

                               AMENDMENT NO. 6               [X]

                 North American Senior Floating Rate Fund, Inc.
                                   ----------
               (Exact name of registrant as specified in Charter)

                                 286 Congress Street
                           Boston, Massachusetts 02210
                                   ----------
                    (Address of Principal Executive Officers)

                         Registrant's telephone number,
                               including area code
                                 (617) 946-0600
                                   ----------
                             Bradford K. Gallagher,
                                    President
                 North American Senior Floating Rate Fund, Inc.
                              286 Congress Street
                           Boston, Massachusetts 02210
                                   ----------
                     (Name and Address of agent for service)
                                   Copies to:
                            Ruth S. Epstein, Esquire
                            Dechert Price & Rhoads
                             1775 Eye Street, N.W.
                          Washington, D.C. 20006-0401.


Approximate Date of Public Offering: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective:

[ ] when declared effective pursuant to section 8 (c).
[ ] immediately upon filing pursuant to paragraph (b).
[ ] on (date) pursuant to paragraph (b).
[X] 60 days after filing pursuant to paragraph (a).
[ ] on (date) pursuant to paragraph (a) of Rule 486.
[ ] This post-effective amendment designates a new effective date for a previously filed registration statement.
[ ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.

This post-effective amendment incorporates a combined prospectus pursuant to Rule 429, which relates to earlier registration statements filed by the Registrant on August 6, 1998, March 29, 1999 (See File No. 333-49273),April 13, 1999 (See File No. 333-76157) and August 4, 1999 (See File No. 333-84429). This
prospectus will also be used in connection with sales of securities registered by the Registrant under those registration statements.

                                    [LOGO]


                North American Senior Floating Rate Fund, Inc.
--------------------------------------------------------------------------------
The North American Senior Floating Rate Fund (the "Fund"), a closed-end investment company, seeks to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in senior secured floating rate loans. The Fund is engaged in a continuous public offering of its shares at the next determined net asset value per share without an initial sales charge, subject to an Early Withdrawal Charge. CypressTree Asset Management Corporation, Inc. ("CAM") is the Fund's investment adviser. CAM has engaged CypressTree Investment Management Company, Inc. ("CypressTree") as subadviser to manage the investment of the Fund's assets.

In order to provide liquidity to shareholders, the Fund will make monthly Repurchase Offers for a percentage of its outstanding shares, which we generally expect will be 10%. See "Repurchase Offers" on page 15.

Shares of the Fund involve investment risks, including the possible loss of some or all of the principal investment. The Fund may invest all or substantially all of its assets in securities that are rated below investment grade by a nationally recognized statistical rating organization, or in comparable unrated securities. See "Risk Factors" on page 12. The Fund may borrow, primarily in connection with the Fund's monthly Repurchase Offers for its shares. See "Repurchase Offers" on page 15, and "Borrowing by the Fund" on page 14.

No market presently exists for the Fund's shares and we do not currently anticipate that a secondary market will develop for the Fund's shares. Fund shares may not be readily marketable.

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

This Prospectus sets forth important information about the Fund that you should know before investing; you should read and retain it for future reference. The Fund has filed a Statement of Additional Information dated May 1, 2000 with the Securities and Exchange Commission, which is incorporated by reference herein. The Table of Contents of the Statement of Additional Information appears at the end of this Prospectus. The Statement of Additional Information is available without charge from the Fund or its distributor, CypressTree Funds Distributors, Inc., at 286 Congress Street, Boston, Massachusetts 02210 ((800) 872-8037). The Statement of Additional Information and other information about the Fund also are available on the Commission's website (http://www.sec.gov).


The Repurchase Request Date will be the last business day of each month. The Repurchase Price will be the Fund's net asset value as determined after the close of business on the Pricing Date, which, under normal circumstances, we expect will be the Repurchase Request Date. The Fund generally will pay repurchase proceeds on the next business day following the Pricing Date, and, in any event, within five business days (or seven calendar days, whichever is shorter) of the Pricing Date.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================
                             PRICE TO                        PROCEEDS TO
                             PUBLIC(1)     SALES LOAD(2)       FUND(3)
                          ---------------  --------------  ---------------
Per Class B Share               $ 9.97          None              $ 9.97
--------------------------------------------------------------------------
Per Class C Share               $ 9.97          None              $ 9.97
Total                           $   --          None              $  --
==========================================================================

-----------------

(1) The shares are offered on a best efforts basis at a price equal to a net asset value, which as of February 24, 2000 was $9.97 per share for Class B and Class C shares.

(2) Class B and Class C shares are subject to an Early Withdrawal Charge and asset-based Distribution and Service Fees.

(3) Assuming the sale of shares currently registered but unsold as of February 24, 2000 at a price of $9.97, per share, and exclusion of approximately $272,500 organizational and initial offering expenses payable by the Fund. These expenses have been amortized over the one year period beginning August 31, 1998, the date the Fund commenced investment operations, and charged against the Fund's income. Expenses of registering additional shares of the Fund, in the amount of approximately $120,000, are charged against the Fund's income on an ongoing basis, subject to expense reimbursements.

                     CypressTree Funds Distributors, Inc.
                     PROSPECTUS DATED May 1, 2000

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------


Fund Expenses ........................................................     3
Summary ..............................................................     5
The Fund .............................................................     8
Investment Objective .................................................     8
Use of Proceeds ......................................................     8
Investment Policies ..................................................     8
Investments ..........................................................     8
Risk Factors .........................................................    12
Repurchase Offers ....................................................    15
Management of the Fund ...............................................    18
Valuing Fund Shares ..................................................    19
Performance Information ..............................................    20
Multiple Pricing System ..............................................    20
How to Buy Fund Shares ...............................................    22
Shareholder Services .................................................    26
Distributions ........................................................    27
Taxes ................................................................    28
Description of Shares ................................................    29
Reports to Shareholders ..............................................    31
Table of Contents of the Statement of Additional Information .........    32

--------------------------------------------------------------------------------
                                  FUND EXPENSES
--------------------------------------------------------------------------------

  The following table and Example are intended to help you understand the direct and indirect expenses applicable to each class of shares of the Fund. This information is based on estimated fees and expenses for the fiscal year ending December 31, 2000, after expense reimbursements that are currently in effect



SHAREHOLDER TRANSACTION EXPENSES                       Class B                Class C
-------------------------------------------------------------------------------------------------
Sales Charge Imposed on Purchases                      None                   None
 of Shares (as a percentage of offering price)
Sales Charge Imposed on Dividend Reinvestment          None                   None
Early Withdrawal Charges                               3% first year          1% first year
 (as a percentage of original purchase price           2.5% second year       0% after first year
 or repurchase price, whichever is lower)              2% third year
                                                       1% fourth year
                                                       0% after fourth year
Exchange fee                                           None                   None

ANNUAL FUND OPERATING EXPENSES
  (as a percentage of average net assets attributable to common shares)(1)

                                                          Class B      Class C
------------------------------------------------------------------------------
Management Fee(2)                                          0.85%         0.85%
Interest Payments on Borrowed Funds                        0.00%         0.00%
Service Fee                                                0.25%         0.25%
Distribution Fee (after reimbursement)(3)(4)               0.00%         0.10%
Administration Fee (after reimbursement)(2)(4)             0.10%         0.10%
Other Expenses                                             0.25%         0.25%
                                                           ----          ----
Total Fund Operating Expenses (after reimbursement)(4)     1.45%         1.55%

(1)  See "Management of the Fund" for additional information.

(2) The management fee and administration fee are based on a percentage of the Fund's average daily gross assets (gross assets are total assets minus all liabilities except debt).

(3) The Fund pays a distribution fee of 0.50% of average daily net assets for both Class B and Class C shares.

(4) The Fund's investment adviser has agreed to reimburse the Fund's expenses to the extent necessary so that total annualized Fund expenses do not exceed 1.45% and 1.55% of average daily gross assets for Class B shares and Class C shares, respectively (gross assets are total assets minus all liabilities except debt). Absent such reimbursement, estimated expenses for both classes of shares would be: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, service fee of 0.25%, distribution fee of 0.50%, and other expenses of 0.25%; and total Fund operating expenses of 2.25%. This agreement may be terminated by CAM at any time on thirty (30) days' written notice.

The Fund also has Class A Shares, which are not offered to the public. Class B Shares automatically convert into Class A Shares eight years after purchase. Class C Shares purchased on or after August 18, 1999 do not have an automatic conversion feature. Class C Shares purchased before August 18, 1999 automatically convert into Class A Shares ten years after purchase. See "Multiple Pricing System--Conversion Feature." Class A Shares are not subject to any shareholder transaction expenses. The estimated annual Fund operating expenses of Class A Shares are: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, service fee of 0.25%, and other expenses of 0.25%, with total annual expenses of 1.45%. This reflects reimbursement of 0.30% of the 0.40% administration fee pursuant to CAM's agreement to reimburse the Fund's expenses to the extent necessary so that total annualized Fund expenses do not exceed 1.45% of average daily gross assets. See note 4, above. Absent this reimbursement, total Fund operating expenses of Class A shares would be 1.75%.

Service and distribution fees include an asset-based sales charge; as a result long-term shareholders of the Fund may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. ("NASD"). See "How to Buy Fund Shares."

EXAMPLE
--------------------------------------------------------------------------------
An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return.


                  1 YEAR  3 YEARS  5 YEARS  10 YEARS
                  ------  -------  -------  --------
Class B Shares..     $45      $66      $79      $174
Class C Shares..     $26      $49      $84      $185

     Federal regulations require the Example to assume a 5% annual return, but actual return will vary. The Example assumes reinvestment of all dividends and distributions at net asset value and repurchase at the end of each period. The Example assumes that the fee waivers and reimbursements referred to under "Fund Expenses" are in effect.

     The Example should not be considered a representation of future expenses because future expenses may be greater or less than those shown.

     Actual expenses may be higher or lower than the amounts shown in the fee table and, consequently, the actual expenses incurred by an investor may be greater (in the event the expense limitations are removed) or less than the amounts shown in the Example. Moreover, while the Example assumes a 5% annual return, performance will vary and may result in a return greater or less than 5%.

--------------------------------------------------------------------------------
                                     SUMMARY
--------------------------------------------------------------------------------
Investment Objective


     The Fund's investment objective is to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in senior secured floating rate loans and other senior secured floating rate debt obligations ("Loans"). See "Investment Objective" on page 8.

The Loans

     The Loans are generally direct debt obligations undertaken by U.S. corporations in connection with recapitalizations, acquisitions, leveraged buy-outs, and refinancings. The Loans have floating rates of interest that reset periodically and generally are tied to a rate such as the London Interbank Offered Rate ("LIBOR") for 90-day dollar deposits. The Loans are secured and generally hold the most senior position in the borrower's capitalization structure. In selecting Loans, the Fund will employ credit standards that CypressTree has established.

     Under normal market conditions, the Fund will invest at least 80% of its total assets in Loans. The Fund may hold up to 20% of its total assets in cash, investment grade short-term debt and medium term obligations, and unsecured senior floating rate loans. There is no assurance that the Fund's objective will be achieved. See "Investment Policies" on page 8.

Repurchase Offers

     The Fund is a closed-end investment company and, as such, does not redeem its shares. We do not anticipate that a secondary market for Fund shares will develop. In order to provide shareholders with liquidity and the ability to receive net asset value on a disposition of shares, the Fund will conduct monthly offers to repurchase at net asset value a percentage of its outstanding shares, which we generally expect will be 10%. If a Repurchase Offer is oversubscribed, the Fund will repurchase shares pro rata, and may repurchase up to an additional 2% of outstanding shares during any three-month period.


     The "Repurchase Request Date" will be the last business day of each month. The Repurchase Price will be the Fund's net asset value as determined after the close of business on the Pricing Date, which, under normal circumstances, we expect will be the Repurchase Request Date. The Fund expects to distribute payment on the next business day; in any event, the Fund will pay repurchase proceeds no later than five business days (or seven calendar days, whichever period is shorter) after the Pricing Date (the "Repurchase Payment Deadline"). Shareholders will be sent notification of each upcoming Repurchase Offer 7 to 14 days before the next Repurchase Request Date. See "Repurchase Offers" on page 15.

Investment Management

     CAM is the Fund's investment adviser. CypressTree, as subadviser to the Fund, is responsible for managing the investment and reinvestment of the Fund's assets. See "Management of the Fund" on page 18.

     CypressTree was founded in 1996 by Bradford K. Gallagher and Jeffrey S. Garner as the nation's first independent investment advisory firm specializing in the loan asset class. Mr. Garner was, prior to the establishment of CypressTree, the portfolio manager for the Eaton Vance Senior Debt Portfolio and its predecessor fund, Eaton Vance Prime Rate Reserves, since its inception in 1989. CypressTree currently has approximately $4.0 billion in assets under management. See "Management of the Fund--Portfolio Manager."

Risk Factors

     The Fund's net asset value is expected to be relatively stable during normal market conditions because the Fund's assets will consist primarily of floating rate Loans and short-term instruments. Nevertheless, there are circumstances that could cause a decline in the Fund's net asset value. The Fund is not a money market fund and its net asset value will fluctuate. As a recently organized entity, the Fund has a limited operating history.

     Investments in Loans involve certain risks, including, among others, risks of nonpayment of principal and interest; collateral impairment;
nondiversification and borrower industry concentration; and lack of full liquidity, which may impair the Fund's ability to obtain full value for Loans sold. In addition, your ability to liquidate your investment will be subject to the limits on monthly Repurchase Offers. See "Risk Factors" on page 12.

     The Fund may invest all or substantially all of its assets in Loans or other securities that are rated below investment grade, or in comparable unrated securities. Loans made in connection with recapitalizations, acquisitions, leveraged buy-outs, and refinancings are subject to greater credit risks than other Loans in which the Fund may invest. It is expected that the Fund's Loans will consist primarily of such Loans. These credit risks include the possibility of a default on the Loan or bankruptcy of the Borrower. The value of these Loans is subject to a greater degree of volatility in response to interest rate fluctuations and these Loans may be less liquid than other Loans.

Distributions

  The Fund will declare distributions daily and pay distributions monthly. Substantially all of the Fund's investment income, less Fund expenses, will be declared daily as a distribution to shareholders of record at the time of the declaration.

How to Buy Fund Shares

     Shares are offered continuously for sale through securities dealers and banks that have executed an agreement (a "Dealer Agreement") with CypressTree Funds Distributors, Inc. (the "Distributor"), the distributor of the Fund's shares. Certain states require that purchases of shares of the Fund be made only through a broker-dealer registered in the state.

     An initial investment in the Fund must be at least $5,000, and additional investments must be at least $500. There is a $100 minimum initial and $50 additional investment requirement for purchases in connection with tax-sheltered retirement accounts. The Fund reserves the right to waive any minimum investment requirements and to refuse any order for the purchase of shares. See "How to Buy Fund Shares" on page 22.

Classes of Shares

     The Fund offers two classes of shares ("Class B" shares and "Class C" shares) to the general public, with each class having a different sales charge structure (the "Multiple Pricing System"). Each class has distinct advantages and disadvantages for different investors, and you may choose the class that best suits your circumstances and objectives. See "Multiple Pricing System."

     Class B shares. Class B shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 3% during the first year after purchase, and declining to 2.5% after the first year, 2.0% after the second year, 1.0% after the third year, and 0% after the fourth year. The applicable percentage is assessed on an amount equal to the lesser of the original purchase price or the repurchase price of the shares repurchased. Class B shares are also subject to a service fee of up to 0.25%, and a distribution fee of up to 0.50% of their respective average annual net assets.

     Class C shares. Class C shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 1% during the first year after purchase. The applicable percentage is assessed on an amount equal to the lesser of the original purchase price or the repurchase price of shares repurchased. Class C shares are subject to a service fee of up to 0.25%, and a distribution fee of up to 0.50% of their respective average annual net assets.

     For a discussion of factors to consider in selecting the most beneficial class of shares for a particular investor, see "Multiple Pricing System--Factors for Consideration."

     Automatic Conversion. The Fund also has Class A shares, which are not offered to the public. Class B shares will automatically convert to Class A Shares of the Fund eight years after purchase. Class C shares purchased on or after August 18, 1999 do not have an automatic conversion feature. Class C shares purchased before August 18, 1999 will automatically convert to Class A shares of the Fund ten years after purchase. Class A shares are subject to a service fee of 0.25% of average annual net assets. See "Multiple Pricing System--Conversion Feature."

     This Summary is not complete and is qualified in its entirety by reference to the more detailed information included elsewhere in the Fund's Prospectus and in the Fund's Statement of Additional Information. You should read this Summary in conjunction with the more detailed information included elsewhere.

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

This table summarizes the Fund's financial history. The information has been audited by Deloitte & Touche LLP, the Fund's independent auditors. The audit report covering the period shown appears in the Statement of Additional Information.

                        [To be filed by amendment]

--------------------------------------------------------------------------------
                                    THE FUND
--------------------------------------------------------------------------------

     The Fund is a closed-end, non-diversified management investment company that continuously offers its shares to the public. The Fund's principal office is located at 286 Congress Street, Boston, Massachusetts 02210, and its telephone number is (617) 946-0600. This prospectus will sometimes refer to the Fund as "we".

--------------------------------------------------------------------------------
                              INVESTMENT OBJECTIVE
--------------------------------------------------------------------------------

     The Fund's investment objective is to provide as high a level of current income as is consistent with the preservation of capital by investing primarily in senior secured floating rate loans and other institutionally traded senior secured floating rate debt obligations ("Loans"). There is no assurance that the Fund's objective will be achieved.

--------------------------------------------------------------------------------
                                 USE OF PROCEEDS
--------------------------------------------------------------------------------

     The Fund will invest net proceeds of this offering, after payment of organizational and offering expenses by the Fund, in accordance with the Fund's investment objective and policies. The precise time frame for these investments will depend on the availability of Loans and other relevant conditions. Pending such investment, the Fund will invest the net proceeds of this offering in investment grade short-term or medium-term debt obligations.

--------------------------------------------------------------------------------
                               INVESTMENT POLICIES
--------------------------------------------------------------------------------

     Under normal market conditions, the Fund will invest at least 80% of its total assets in Loans (i.e., senior secured floating rate loans and other institutionally traded secured floating rate debt obligations). The Fund may invest up to 20% of the Fund's total assets in cash, in investment grade short-term and medium-term debt obligations, or in senior unsecured floating rate loans ("Unsecured Loans").

     Loans consist generally of direct obligations of companies (collectively, "Borrowers"), primarily U.S. companies or their affiliates, undertaken to finance the growth of the Borrower's business, internally or externally, or to finance a capital restructuring. Loans in which the Fund will invest are primarily highly-leveraged Loans made in connection with recapitalizations, acquisitions, leveraged buyouts, and refinancings.

     In selecting Loans, the Fund will employ credit standards established by CypressTree. The Fund will purchase Loans only if, in the judgment of CypressTree, the Borrower can meet debt service on the Loan (except in the case of Discount Loans as described below). The Fund will acquire Loans that are, in the judgment of CypressTree, in the category of senior debt of the Borrower and that generally hold the most senior position in the Borrower's capitalization structure. A Borrower must also meet other criteria established by CypressTree and deemed by it to be appropriate to the analysis of the Borrower and the Loan.

     The Fund's primary consideration in selecting Loans for investment by the Fund is the Borrower's creditworthiness. Some of the Loans in which the Fund invests are not currently rated by any nationally recognized statistical rating organization. The Fund has no minimum rating requirement for Loans. The quality ratings assigned to other debt obligations of a Borrower are generally not a material factor in evaluating Loans because these rated obligations typically will be subordinated to the Loans and will be unsecured. Instead, CypressTree will perform its own independent credit analysis of the Borrower. This analysis will include an evaluation of the Borrower's industry and business, its management and financial statements, and the particular terms of the Loan that the Fund may acquire. CypressTree will use information prepared and supplied by the Agent (as defined below) or other participants in the Loans. CypressTree will continue to analyze in a similar manner on an ongoing basis any Loan in which the Fund invests. There can be no assurance that the Fund will be able to acquire Loans satisfying the Fund's investment criteria at acceptable prices.

--------------------------------------------------------------------------------
                                   INVESTMENTS
--------------------------------------------------------------------------------
Loans

  Characteristics of Loans
     Each Loan will be secured by collateral that CypressTree believes to have a market value, at the time of acquiring the Loan, that equals or exceeds the principal amount of the Loan. The value of the collateral underlying a Loan may decline after purchase, with the result that the Loan may no longer be fully secured. The Fund will not necessarily dispose of such a Loan, even if the collateral impairment of a Loan would result in the Fund having less than 80% of its assets in fully secured Loans.

     The Loans typically will have a stated term of five to nine years. However, because the Loans typically amortize principal over their stated life and are frequently prepaid, their average credit exposure is expected to be two to three years. The degree to which Borrowers prepay Loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the Borrower's financial condition, and competitive conditions among lenders. Accordingly, prepayments cannot be predicted with accuracy. Prepayments generally will not have a material effect on the Fund's performance because, under normal market conditions, the Fund should be able to reinvest prepayments in other Loans that have similar or identical yields, and because receipt of prepayment and facility fees may mitigate any adverse impact on the Fund's yield.

     The rate of interest payable on Loans is the sum of a base lending rate plus a specified spread. These base lending rates are generally the London InterBank Offered Rate ("LIBOR") for 90-day dollar deposits, the Certificate of Deposit ("CD") Rate of a designated U.S. bank, the Prime Rate of a designated U.S. bank, or another base lending rate used by commercial lenders. A Borrower usually has the right to select the base lending rate and to change the base lending rate at specified intervals.

     The interest rate on LIBOR-based and CD Rate-based Loans is reset periodically at intervals ranging from 30 to 180 days, while the interest rate on Prime Rate-based Loans floats daily as the Prime Rate changes. Investment in Loans with a longer interest rate reset period may increase fluctuations in the Fund's net asset value as a result of changes in interest rates. The Fund will attempt to maintain a portfolio of Loans that will have a dollar-weighted average period to next interest rate adjustment of approximately 90 days or less.

     The yield on a Loan primarily will depend on the terms of the underlying Loan and the base lending rate chosen by the Borrower initially and on subsequent dates specified in the applicable loan agreement. The relationship between LIBOR, the CD Rate, and the Prime Rate will vary as market conditions change. Borrowers tend to select the base lending rate that results in the lowest interest cost, and the rate selected may change from time to time.

  Agents and Intermediate Participants

     Loans are typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the "Agent") for a lending syndicate of financial institutions. The Borrower and the lender or lending syndicate enter into a loan agreement (the "Loan Agreement"). The Agent typically administers and enforces the Loan on behalf of the other lenders in the syndicate. In addition, an institution, typically but not always the Agent (the "Collateral Bank"), holds any collateral on behalf of the lenders. The Collateral Bank must be a qualified custodian under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund may not act as an Agent, a Collateral Bank, a guarantor or sole negotiator or structuror with respect to a Loan.

     In a typical Loan, the Agent administers the terms of the Loan Agreement and is responsible for the collection of principal and interest and fee payments from the Borrower and the apportionment of these payments to the credit of all lenders that are parties to the Loan Agreement. The Fund generally will rely on the Agent to collect its portion of the payments on a Loan. Furthermore, the Fund will rely on the Agent to use appropriate creditor remedies against the Borrower. Typically, under Loan Agreements, the Agent is given broad discretion in enforcing the Loan Agreement and is obligated to use only the same care it would use in the management of its own property. The Borrower compensates the Agent for these services. This compensation may include special fees paid on structuring and funding the Loan and other fees paid on a continuing basis. The typical practice of an Agent or a lender in relying exclusively or primarily on reports from the Borrower may involve a risk of fraud by the Borrower.

     If an Agent becomes insolvent, or has a receiver, conservator, or similar official appointed for it by the appropriate bank regulatory authority or becomes a debtor in a bankruptcy proceeding, the Agent's appointment may be terminated, and a successor agent would be appointed. Assets held by the Agent under the Loan Agreement should remain available to holders of Loans. However, if an appropriate regulatory authority or court determines that assets held by the Agent for the benefit of the Fund are subject to the claims of the Agent's general or secured creditors, the Fund might incur certain costs and delays in realizing payment on a Loan or suffer a loss of principal and/or interest. Furthermore, in the event of the Borrower's bankruptcy or insolvency, the Borrower's obligation to repay the Loan may be subject to certain defenses that the Borrower can assert as a result of improper conduct by the Agent.

     The Fund's investment in a Loan may take the form of a "Participation." Lenders may sell Loans to third parties called "Participants." Participations may be acquired from a lender or from other Participants. If the Fund purchases a Participation either from a lender or a Participant, the Fund will not have established any direct contractual relationship with the Borrower. The Fund would be required to rely on the lender or the Participant that sold the Participation not only for the enforcement of the Fund's rights against the Borrower but also for the receipt and processing of payments due to the Fund under the Loan. The Fund is thus subject to the credit risk of both the Borrower and a Participant. Lenders and Participants interposed between the Fund and a Borrower are referred to as "Intermediate Participants."

     In the case of Participations, because it may be necessary to assert through an Intermediate Participant such rights as may exist against the Borrower in the event the Borrower fails to pay principal and interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights directly against the Borrower. Moreover, under the terms of a Participation, the Fund may be regarded as a creditor of the Intermediate Participant (rather than of the Borrower), so that the Fund also may be subject to the risk that the Intermediate Participant may become insolvent. The agreement between the buyer and seller may also limit the rights of the holder of the Loan to vote on certain changes that may be made to the Loan Agreement, such as waiving a breach of a covenant. However, in almost all cases, the holder of a Loan will have the right to vote on certain fundamental issues such as changes in principal amount, payment dates, and interest rate.

     CypressTree also analyzes and evaluates the financial condition of the Agent and, if applicable, the Intermediate Participant. The Fund will invest in a Loan only if the outstanding debt obligations of the Agent and Intermediate Participants, if any, are, at the time of investment, investment grade (i.e., (a) rated BBB or better by Standard and Poor's Ratings Group ("S&P") or Baa or better by Moody's Investors Service, Inc. ("Moody's"); or (b) rated A-3 or better by S&P or P-3 or better by Moody's; or (c) determined by CypressTree to be of comparable quality).

     Although the Fund generally holds only Loans for which the Agent and Intermediate Participants, if any, are banks, the Fund may acquire Loans from non-bank financial institutions and Loans originated, negotiated and structured by non-bank financial institutions, if the Loans conform to the credit requirements described above. As other types of Loans are developed and offered to investors, CypressTree will consider making investments in these Loans, consistent with the Fund's investment objective, policies and quality standards, and in accordance with applicable custody and other requirements of the 1940 Act.

  Discount Loans
  The Fund may from time to time acquire Loans at a discount from their nominal value or with a facility fee that exceeds the fee traditionally received in connection with the acquisition of Loans ("Discount Loans"). The Borrowers with respect to Discount Loans may have experienced, or may be perceived to be likely to experience, credit problems, including involvement in or recent emergence from bankruptcy reorganization proceedings or other forms of credit restructuring. In addition, Discount Loans may become available as a result of an imbalance in the supply of and demand for certain Loans. The Fund may acquire Discount Loans in order to realize an enhanced yield or potential capital appreciation when CypressTree believes that the market has undervalued those Loans due to an excessively negative assessment of a Borrower's creditworthiness or an imbalance between supply and demand. The Fund may benefit from any appreciation in value of a Discount Loan, even if the Fund does not obtain 100% of the Loan's face value or the Borrower is not wholly successful in resolving its credit problems.

  Other Information About Loans
     A Borrower must comply with various restrictive covenants contained in the applicable Loan Agreement. In addition to requiring the scheduled payment of interest and principal, these covenants may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the Borrower to maintain specific financial ratios, and limits on total debt. The Loan Agreement may also contain a covenant requiring the Borrower to prepay the Loan with any free cash flow. Free cash flow generally is defined as net cash flow after scheduled debt service payments and permitted capital expenditures, and includes the proceeds from asset dispositions or securities sales. A breach of a covenant that is not waived by the Agent (or by the lenders directly, as the case may be) is normally an event of default, which provides the Agent or the lenders directly the right to call the outstanding Loan.

     The Fund may have certain obligations in connection with a Loan, such as, under a revolving credit facility that is not fully drawn down to loan additional funds under the terms of the credit facility. The Fund will not invest in Loans that would require the Fund to make any additional investments in connection with future advances if such commitments would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the diversification requirements described below. The Fund will maintain a segregated account with its Custodian of liquid, high-grade debt obligations with a value equal to the amount, if any, of the Loan that the Fund has obligated itself to make to the Borrower, but that the Borrower has not yet requested.

     The Fund may receive and/or pay certain fees in connection with its activities in buying, selling and holding Loans. These fees are in addition to interest payments received, and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Fund buys a Loan, it may receive a facility fee, and when it sells a Loan, it may pay a facility fee. The Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a Loan, or, in certain circumstances, the Fund may receive a prepayment penalty fee on the prepayment of a Loan by a Borrower. The Fund may also receive other fees, including covenant waiver fees and covenant modification fees.

     From time to time CypressTree or its affiliates may borrow money from various banks in connection with their business activities. These banks also may sell Loans to the Fund or acquire Loans from the Fund, or may be Intermediate Participants with respect to Loans owned by the Fund. These banks also may act as Agents for Loans that the Fund owns.

Unsecured Loans and Short-Term and Medium-Term Obligations

     The Fund may hold up to 20% of its total assets in cash or invested in short-term or medium-term debt obligations or in Unsecured Loans. The Fund will invest only in Unsecured Loans that CypressTree determines have a credit quality at least equal to that of the collateralized Loans in which the Fund primarily invests. With respect to an Unsecured Loan, if the Borrower defaults on its obligation, there is no specific collateral on which the Fund can foreclose, although the Borrower typically will have assets that CypressTree believes exceed the amount of the Unsecured Loan at the time of purchase.

     The short-term and medium-term debt obligations in which the Fund may invest include, but are not limited to, senior Unsecured Loans with a remaining maturity of one year or less, certificates of deposit, commercial paper, short-term and medium-term notes, bonds with remaining maturities of less than five years, obligations issued by the U.S. Government or any of its agencies or instrumentalities, and repurchase agreements. All of the debt instruments described in this paragraph, other than Unsecured Loans, will be investment grade (i.e., rated Baa, P-3 or better by Moody's or BBB, A-3 or better by S&P or, if unrated, determined by CypressTree to be of comparable quality). For a definition of the ratings assigned to instruments, see Appendix A to the Statement of Additional Information. Pending investment of the proceeds of Fund sales, or when CypressTree believes that investing for defensive purposes is appropriate, more than 20% (up to 100%) of the Fund's total assets may be temporarily held in cash or in the short-term and medium-term debt obligations described in this paragraph.

Foreign Investments

     The Fund also may acquire U.S. dollar denominated Loans made to non-U.S. Borrowers (a) (i) located in any country whose unguaranteed, unsecured and otherwise unsupported long-term sovereign debt obligations are rated A3 or better by Moody's and A- or better by S&P or (ii) with significant U.S. dollar-based revenues or significant U.S.-based operations and (b) located in a country that does not impose withholding taxes on payment of principal, interest, fees, or other payments to be made by the Borrower; provided, however, that any such Borrower meets the credit standards established by CypressTree for U.S. Borrowers, and no more than 25% of the Fund's net assets are invested in Loans of non-U.S. Borrowers. Loans to non-U.S. Borrowers may involve certain special considerations not typically associated with investing in U.S. Borrowers. Information about a foreign company may differ from that available with respect to U.S. Borrowers, because foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. Borrowers. There may be greater risk in valuing and monitoring the value of collateral underlying loans to non-U.S. Borrowers. There generally is less government supervision and regulation of financial markets and listed companies in foreign countries than in the United States. The Fund will not invest in Unsecured Loans of non-U.S. Borrowers.

Repurchase Agreements

     The Fund may enter into repurchase agreements with respect to its permitted investments, but currently intends to do so only with member banks of the Federal Reserve System or with primary dealers in U.S. Government securities. Under a repurchase agreement, the Fund buys a security at one price and simultaneously promises to sell that same security back to the seller at a higher price. The Fund's repurchase agreements will provide that the value of the collateral underlying the repurchase agreement always will be at least 102% of the repurchase price, including any accrued interest earned on the repurchase agreement, and will be marked to market daily. The repurchase date is usually within seven days of the original purchase date. In all cases, CypressTree must be satisfied with the creditworthiness of the other party to the agreement before entering into a repurchase agreement. In the event of the bankruptcy (or other insolvency proceeding) of the other party to a repurchase agreement, the Fund might experience delays in recovering its cash. To the extent that the value of the securities the Fund purchased may have declined in the meantime, the Fund could experience a loss.

Other Investments

     The Fund may acquire warrants and other equity securities as part of a unit combining Loans and equity securities of the Borrower or its affiliates, but only incidentally to the Fund's purchase of a Loan. The Fund also may acquire equity securities issued in exchange for a Loan or issued in connection with a Borrower's debt restructuring or reorganization, or if the acquisition, in the judgment of CypressTree, may enhance the value of a Loan or otherwise would be consistent with the Fund's investment policies.

Fundamental Investment Restrictions And Policies

     The Fund has adopted certain fundamental investment restrictions and policies which may not be changed unless authorized by a shareholder vote. These are set forth in the Statement of Additional Information. Among these fundamental restrictions, the Fund may not purchase any security if, as a result of the purchase, more than 25% of the Fund's total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction). There is no limitation on purchasing securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies. There is no limitation with respect to obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities. Except for the fundamental restrictions and policies set forth as such in the Fund's Statement of Additional Information, the Fund's investment objective and policies are not fundamental policies and accordingly may be changed by the Fund's Board of Directors without obtaining the approval of the Fund's shareholders. Notwithstanding the Fund's investment policies and restrictions, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund, which could allow creation of a "master/feeder" structure.

--------------------------------------------------------------------------------
                                  RISK FACTORS
--------------------------------------------------------------------------------

     Because the Fund's assets will include primarily floating rate loans and other short-term instruments, CypressTree expects that the Fund's net asset value will be relatively stable during normal market conditions. It is also likely that the value of the portfolio will fluctuate less with changes in interest rates than a portfolio that includes fixed-rate debt.

     There are, of course, a number of factors that could cause a decline in the Fund's net asset value, including loan default, changes in creditworthiness, or a sudden and dramatic increase in interest rates. At the same time, a sudden and extreme decline in interest rates could result in an increase in the Fund's net asset value.

     Because this is a recently organized entity, the Fund has a limited operating history. The Fund is not a money market fund and its net asset value will fluctuate.

Credit Risk

     Under normal conditions, the Fund will invest at least 80% of its assets in Loans. One of the most significant risks to investing in Loans is credit risk, the risk that the Borrower will not pay interest or repay principal in a timely manner. The Fund's receipt of principal and interest also depends on the credit worthiness of Agents and Intermediate Participants. If payments are late or do not occur at all, the dividends paid to investors and the net asset value of the Fund may fall.

     Loans made in connection with recapitalizations, acquisitions, leveraged buy-outs, and refinancings may involve more credit risks than other Loans in which the Fund invests, including the possibility of default on the Loan or bankruptcy of the Borrower. This type of Loan may be more volatile and less liquid than other Loans. We expect the Fund's Loans will be primarily this type of Loan.

     The Fund will generally invest in Loans that are most senior in a Borrower's capitalization structure. These Loans require repayment ahead of other obligations if credit restructuring occurs. Still, many of these Borrowers may also have non-investment grade subordinated debt that they may find difficult to repay if economic conditions deteriorate. If this occurs, the Borrower may be perceived as less creditworthy, may have difficulties obtaining financing to cover short-term cash flow needs, and may even be forced into bankruptcy or other forms of credit restructuring.

     "Bridge" loans provide Borrowers with temporary financing until other assets are sold, or longer term financing is arranged. The Fund may invest directly in these types of Loans, or may invest in Loans of Borrowers that have obtained bridge loans from other parties. Bridge loans are subject to the risk that the Borrower may not find permanent financing to replace the bridge loan. This could damage the Borrower's perceived creditworthiness.

Collateral Impairment

     Collateral impairment is the risk that the value of the collateral for a loan will fall. The Fund expects to invest in collateralized loans, loans secured by other things of value the Borrower owns.

     Loans are secured unless:

     (a)  The value of the collateral declines below the amount of the Loan, or

     (b) The Fund's security interest in the collateral is invalidated for any reason by a court, or

     (c) The collateral is no longer required under the terms of the Loan Agreement as the creditworthiness of the Borrower improves.

     There is no guarantee that the sale of collateral would allow Borrowers to meet their obligations should they become unable to repay principal or interest, or that the collateral could be sold quickly and easily.

     The value of the collateral will be set using several criteria:

     .    The Borrower's financial statements

     .    An independent appraisal

     .    The market value of the collateral

     .    Other customary techniques chosen by CypressTree

     Collateral is valued generally with the understanding that the Borrower is an ongoing concern. As a result, the value of the collateral may exceed its immediate liquidation value.

     Collateral may include:

     (a)  Working capital assets, such as accounts receivable and inventory

     (b)  Tangible fixed assets, such as real property, buildings and equipment


     (c) Intangible assets, such as licenses, trademarks and patent rights (but excluding goodwill)

     (d) Security interests in shares of stock of subsidiaries or affiliates, and


     (e) Assets of shareholders of the Borrower, if the Borrower is private company

     If the collateral is the stock of the Borrower's subsidiaries or other affiliates, the Fund will be subject to the risk that this stock will decline in value.

     Any type of decline in the value of collateral could cause the Loan to become undercollateralized or unsecured. In this case, there is usually no requirement to pledge more collateral. The Fund may invest in Loans that are guaranteed or collateralized by the shareholders of private companies.

     If a Borrower becomes involved in bankruptcy proceedings, a court may decide that the Loan does not require repayment through the sale of collateral and may even determine that other obligations be repaid first. Other things could occur, including errors in paperwork, which could invalidate the Fund's security interest in Loan collateral. If this occurs, the Fund is unlikely to recover the full amount of the principal and interest due on the Loan.

     Loans may be unsecured for brief periods if a Borrower's principal asset is the stock of a related company which may not legally be pledged, until this stock can be pledged or is exchanged for other assets.

Investments in Lower Quality Securities

     The Fund may invest all or nearly all of its assets in Loans or other securities that are rated below investment grade by Moody's Investors Service, similarly rated by another nationally recognized statistical rating organization, or, if unrated, deemed by CypressTree to be of equivalent quality.

     Debt rated Baa or higher by Moody's is considered to be investment grade. Moody's considers debt rated Baa by Moody's to have speculative characteristics. Moody's considers debt rated Ba or B by Moody's to be predominantly speculative regarding the issuer's ability to pay interest and repaying principal. Moody's also uses the numerical modifiers 1, 2 and 3 to indicate where in the generic rating classification a particular security ranks, with 1 being the highest and 3 the lowest.

     These ratings of debt securities represent the rating agency's opinion regarding their quality, they are not a guarantee of quality. Rating agencies try to evaluate the safety of principal and interest payments, they do not take into consideration the risks of fluctuations in market value. Because rating agencies may not change ratings quickly in response to company changes, an issuer's current financial condition may be better or worse than a rating indicates. Securities rated Ba and lower are the equivalent of high-yield, high-risk bonds, commonly known as "junk bonds," and involve a high degree of risk. They are generally more vulnerable to economic downturns or developments affecting the Borrower. CypressTree does not expect to invest in any securities rated lower than B3 at the time of investment. See Appendix A to the Statement of Additional Information "Description of Ratings" for a full description of Moody's long-term debt ratings. In the event of a downgrade or decrease in the rating of a Loan, CypressTree will consider whether to sell that Loan.

     Typically, the market values of lower-quality loans change in response to company changes more than higher quality loans. Higher quality loans react primarily to fluctuations in the general level of interest rates. Also, lower-quality debt securities tend to be more sensitive to economic conditions and generally have more volatile prices than higher-quality securities.

Non-Diversification and Industry Concentration

     The Fund is classified as a "non-diversified" investment company within the meaning of the 1940 Act. This means that the only limits on the amount the Fund may invest in a single issuer are the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). See "Taxes" in the Statement of Additional Information for a description of these requirements. The Fund plans to invest no more than 10% of its assets in Loans of any one Borrower.

     When the Fund chooses to invest a high percentage of its assets in the obligations of just a few issuers, the value of the Fund's investments can react more significantly to any one event than the value of a fund that is more diversified.

     The Fund may acquire Loans made to Borrowers in any industry. The Fund will not concentrate its investments in any one industry. However, because the Fund may buy loans through intermediaries who may be legally considered issuers, the Fund may be deemed concentrated in the financial services industry. Because this is so, the Fund is subject to certain risks. Some of the risks related to financial services include regulatory controls and legislative changes that may limit lending or make it riskier or less profitable, and general financial and economic conditions. See "Investment Restrictions" in the Statement of Additional Information.

Illiquid Instruments

     Not all Loans are easy to sell because of legal and contractual restrictions. Although Loans are traded among certain financial institutions, some of the Loans that the Fund buys are not as liquid, or saleable, as typical investment grade debt and may be considered illiquid. It may be more difficult to sell Loans where the creditworthiness of the Borrower has changed, or is thought to have changed. Reselling loans may also become more difficult with market changes or other concerns about Borrowers' ability to repay loans in general.

     This illiquidity may affect the Fund's ability to maintain its net asset value if Loans must be sold. Over time, the liquidity of Loans should improve.

     SEC rules and Board of Directors procedures require the Fund to maintain enough liquidity to make its monthly Repurchase Offers, generally expected to be 10% of outstanding shares, but there are no other liquidity restrictions. See "Repurchase Offers."

Borrowing By The Fund

     The Fund may borrow money in amounts up to 33-1/3% of the value of its total assets to finance Repurchase Offers, for temporary, extraordinary or emergency purposes. Although it currently does not intend to, the Fund also may issue one or more series of preferred shares or borrow money to finance additional investments but only when it believes that the return will exceed the costs of this strategy. If costs do exceed returns, the return realized by the Fund's shareholders will be adversely affected. While borrowing and issuing a class of preferred stock having priority over the Fund's common shares create an opportunity for greater income per common share, it also involves increased exposure to losses. These risks may be reduced through borrowing and preferred stock with floating rates of interest. Borrowing may also limit the Fund's freedom to pay dividends or engage in other activities.

     The Fund may establish an unsecured, discretionary credit facility (the "Facility") to partially finance Repurchases. The Facility would allow the Fund to borrow up to $100,000,000 or 331/3% of the Fund's total assets, whichever is less, on an unsecured, uncommitted basis. This Facility will have a floating interest rate, such as LIBOR, to be selected at the Fund's option.

     Under the 1940 Act, the Fund may only borrow money provided that right after borrowing, the Fund has assets that equal 300% of the total outstanding principal balance of indebtedness. Also, the 1940 Act requires that the Fund may only declare dividends or distributions or purchase capital stock provided that right after doing so, the Fund has assets that equal 300% of total principal balance of debt.

     If the Fund cannot make distributions as a result of these requirements the Fund may no longer qualify as a regulated investment company and could be required to pay additional taxes. The Fund may also be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce the required asset below what is required.

     The Fund's willingness to borrow money for investment purposes, and the amount it will borrow, will depend on many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of a borrowing strategy depends on CypressTree's ability to predict correctly interest rates and market movements, and there is no assurance that a borrowing strategy will be successful during any period in which it is employed.

     Any indebtedness issued by the Fund or borrowing by the Fund either:

     (a) will mature by the next Repurchase Request Date (as defined below under "Repurchase Offers") or

     (b) Can be redeemed, called or repaid by the Fund by the next Repurchase Request Date without penalty or premium, if that is necessary to allow the Fund to repurchase shares as required by the Board of Directors and the 1940 Act.

Limited Availability of Loans

     Investment in Loans that meet the Fund's standards may be subject to limited availability. There is risk that the Fund may not be able to invest 80% or more of its total assets in Loans.

--------------------------------------------------------------------------------
                                REPURCHASE OFFERS
--------------------------------------------------------------------------------

     In order to provide shareholders with liquidity and the ability to receive net asset value on a disposition of shares, the Fund will make monthly offers to repurchase a percentage of outstanding shares at net asset value ("Repurchase Offers"). For this purpose, Class A, Class B, and Class C shares are considered as a single class. Because the Fund is a closed-end fund, you will not be able to redeem your shares on a daily basis.

     As explained in more detail below, the "Repurchase Request Date" will be the last business day of each month. Under normal circumstances, we expect that the Fund will determine the net asset value applicable to repurchases on that date. The Fund expects to distribute payment on the next business day, and will distribute payment on or before the Repurchase Payment Deadline, which is no later than five business days (or seven calendar days, whichever period is shorter) after the Pricing Date. Shareholders will be sent notification of the next Repurchase Offer 7 to 14 days prior to the next Repurchase Request Date. It is unlikely that a secondary market for the Fund's shares will develop, and the Distributor will not engage in any efforts to develop a secondary market.

Repurchase Amount

     Each month, the Fund's Board of Directors will determine the percentage of shares to be repurchased ("Repurchase Amount"). We expect that the Repurchase Amount generally will be 10%, but it may vary between 5% and 25%, of shares outstanding on the Repurchase Request Date. Currently, the Fund is subject to an undertaking that the Repurchase Amount will not exceed 10%.

     There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. In other words, if, in the aggregate, only one share is tendered in a given month, the Fund must repurchase it. However, there is a maximum Repurchase Amount, so you should be aware of the risk that the Fund may not be able to repurchase all shares tendered in any given month. See "Oversubscribed Repurchase Offers; Pro Rata Allocation."

Repurchase Requests

     Shareholders will be sent a Notification of Repurchase Offer
("Notification") 7 to 14 days before the next Repurchase Request Date. The Notification will provide information about the Repurchase Offer, including the Repurchase Amount, the Repurchase Request Date, and the means by which shareholders may obtain the Fund's net asset value.

     Shareholders who wish to tender shares for repurchase must notify the Fund or their Authorized Intermediary on or before the Repurchase Request Date in a manner designated by the Fund. THE REPURCHASE REQUEST DATE IS A DEADLINE THAT WILL BE STRICTLY OBSERVED. Shareholders and Authorized Intermediaries that fail to submit Repurchase Requests in good order by this deadline will be unable to liquidate shares until a subsequent Repurchase Offer.

     A shareholder may tender all or a portion of his or her holdings (although the Fund may not be able to repurchase the shareholder's entire tender if aggregate tenders exceed the Repurchase Amount (as discussed further below)). A shareholder may withdraw or change a Repurchase Request at any point before the Repurchase Request Date, but not after that date.

Determination of Repurchase Price

     The Fund will establish the Repurchase Price at a share's net asset value as determined after the close of business on the Pricing Date. Under normal circumstances, we expect that the Pricing Date generally will be the Repurchase Request Date. In no event will the Pricing Date be more than three business days after the Repurchase Request Date. The Fund will compute net asset value daily (as described under "Valuing Fund Shares"), and you may obtain daily net asset value by calling 800-872-8037.

     The Fund does not presently intend to deduct any repurchase fees from this amount (other than any applicable Early Withdrawal Charge). However, in the future, the Board of Directors may determine to charge a repurchase fee payable to the Fund reasonably to compensate it for its expenses directly related to the repurchase. These fees could be used to compensate the Fund for, among other things, its costs incurred in disposing of securities or in borrowing in order to make payment for repurchased shares. Any repurchase fee will never exceed two percent of the proceeds of the repurchase and will be charged to all repurchased shares on a pro rata basis. It should be noted that the Board may implement repurchase fees without a shareholder vote.

Payment

     The Fund expects to distribute payment on the next business day after the Pricing Date; in any event, the Fund will pay repurchase proceeds no later than the Repurchase Payment Deadline, which is five business days (or seven calendar days, whichever is shorter) after the Pricing Date. Repurchase proceeds will be paid by wire transfer or check.

Early Withdrawal Charge

     Class B Shares are subject to an Early Withdrawal Charge of 3% during the first year after purchase, and declining to 2.5% after the first year, 2.0% after the second year, 1.0% after the third year, and 0% after the fourth year. Class C Shares are subject to an Early Withdrawal Charge of 1% during the first year after purchase.

Oversubscribed Repurchase Offers; Pro Rata Allocation

     In any given month, shareholders may tender a number of shares that exceeds the Repurchase Offer Amount (this prospectus refers to this situation as an "Oversubscribed Repurchase Offer"). In the event of an Oversubscribed Repurchase Offer, the Fund may repurchase additional shares in excess of 10% but only up to a maximum aggregate of two percent of the shares outstanding for any three consecutive Repurchase Offers ("Additional Repurchase Amount").

     For example, if in Month 1 the Fund offers to repurchase 10% of shares then outstanding, and shareholders tender 11%, the Fund could determine to repurchase the extra 1% of shares then outstanding. In that event, over the next two repurchase offers, the Fund only would be able to repurchase an aggregate of 1% of shares outstanding pursuant to an Oversubscribed Repurchase Offer. If the Fund determines not to repurchase the Additional Repurchase Amount, or if shareholders tender an amount exceeding the Repurchase Offer Amount plus the Additional Repurchase Amount, the Fund will repurchase the shares tendered on a pro rata basis.

     In the event of an Oversubscribed Repurchase Offer, shareholders may be unable to liquidate some or all of their investment during that monthly Repurchase Offer. A shareholder may have to wait until a later month to tender shares that the Fund is unable to repurchase, and would be subject to the risk of net asset value fluctuations during this time period.

Adoption of Repurchase Policy

     The Board has adopted a resolution setting forth the Fund's fundamental policy to conduct Repurchase Offers ("Repurchase Policy"). The Repurchase Policy may be changed only by a majority vote of the Fund's outstanding voting securities. The Repurchase Policy states that the Fund will make monthly Repurchase Offers, that the Repurchase Date will be the last business day of the month, and that the Pricing Date will be no later than three business days after the Repurchase Request Date. Under the Repurchase Policy, the Repurchase Amount may be from 5% to 25% of the Fund's shares outstanding on the Repurchase Request Date. The Fund's undertaking to limit the Repurchase Amount to 10% is not part of the Repurchase Policy and may be changed without a shareholder vote. The Fund also may offer to repurchase its shares on a discretionary basis, not pursuant to its fundamental policy, not more frequently than once every two years.

Liquidity Requirements

     The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Notification is sent to shareholders until the Repurchase Date. The Fund will ensure that a percentage of its net assets equal to at least 100 percent of the Repurchase Offer Amount consists of assets (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Date and the Repurchase Payment Deadline; or (b) that mature by the Repurchase Payment Deadline.

     The Board has adopted procedures that are reasonably designed to ensure that the Fund's assets are sufficiently liquid so that the Fund can comply with the Repurchase Policy and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

     The Fund intends to satisfy the liquidity requirements with cash on hand, cash raised through borrowings, and Loans. There is some risk that the need to sell Loans to fund Repurchase Offers may affect the market for those Loans. In turn, this could diminish the Fund's net asset value.

Suspension or Postponement of a Repurchase Offer

     The Fund may suspend or postpone a Repurchase Offer in limited circumstances, and only by vote of a majority of the Board of Directors, including a majority of the independent Directors. These circumstances are limited and include the following:

     (a) if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;

     (b) for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's net assets;

     (c) for any other periods that the Securities and Exchange Commission permits by order for the protection of shareholders;

     (d) if the shares are listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association (e.g., Nasdaq) and the repurchase would cause the shares to lose that status; or

     (e) during any period in which any market on which the shares are principally traded is closed, or during any period in which trading on the market is restricted.

Consequences of Repurchase Offers

     Although the Board believes that Repurchase Offers generally will be beneficial to the Fund's shareholders, repurchases will decrease the Fund's total assets and therefore have the possible effect of increasing the Fund's expense ratio. Furthermore, if the Fund borrows to finance repurchases, interest on that borrowing may reduce the Fund's net investment income. The Fund intends to offer new shares continuously, which may alleviate these potential consequences, although there is no assurance that the Fund will be able to secure new investments.

     Repurchase Offers provide shareholders with the opportunity to dispose of shares at net asset value. The Fund does not anticipate that a secondary market will develop, but in the event that a secondary market were to develop, it is possible that shares would trade in that market at a discount to net asset value. The existence of periodic Repurchase Offers at net asset value may not alleviate such a discount.

     In addition, the repurchase of shares by the Fund will be a taxable event to Shareholders. See "Distributions and Taxes" for further information.

Change of Notice and Monthly Board Meeting Requirements

     Currently, the Fund's Board of Directors determines the amount of the Repurchase Offer once each month, and shareholders receive a notice before each Repurchase Offer, under rules of the Securities and Exchange Commission. The Fund may request approval from the Securities and Exchange Commission to make its determination and provide notice to its shareholders on a quarterly basis. If such approval is granted, then the Board would meet once each quarter to determine the amount of the next three Repurchase Offers, and you would receive one notice for those three Repurchase Offers.

--------------------------------------------------------------------------------
                             MANAGEMENT OF THE FUND
--------------------------------------------------------------------------------

     The Board of Directors oversees the management of the Fund and elects its officers. The Fund's officers are responsible for the Fund's day-to-day operations.

Advisory Arrangements

     CAM is the investment adviser for the Fund. CAM was formed in 1996, together with CypressTree Funds Distributors, Inc. ("Distributors"), to advise and distribute mutual funds through broker-dealers, banks and other intermediaries. CAM and Distributors are wholly-owned subsidiaries of CypressTree Investments, Inc., an affiliate of Cypress Holding Company, Inc., which is controlled by its management and Berkshire Fund IV, L.P., a leveraged buyout firm. The address of CAM is 125 High Street, Boston, Massachusetts 02110, and the address of Distributors is 286 Congress Street, Boston, Massachusetts 02210. CAM serves as investment adviser to the North American Funds, an open-end series fund with 15 separate investment portfolios managed by nine different subadvisers, with approximately $1.1 billion in aggregate assets. CAM also serves as investment adviser to another recently organized closed-end fund investing in Loans.

     Pursuant to its advisory agreement with the Fund (the "Advisory Agreement"), CAM oversees the administration of certain aspects of the business and affairs of the Fund, and selects, contracts with and compensates the subadviser to manage the Fund's assets. CAM monitors the compliance of the subadviser with the investment objectives and related policies of the Fund, reviews the performance of the subadviser, and reports periodically on such performance to the Board of Directors. CAM permits its directors, officers and employees to serve as directors or officers of the Fund, without cost to the Fund.

     As compensation for its services, CAM receives from the Fund an annual fee paid monthly equal to the following percentage of average daily gross assets, depending on the size of the Fund: 0.85% for the first $1 billion of average daily gross assets; 0.80% for average daily gross assets of between $1 billion and $2 billion; and 0.75% for average daily gross assets of more than $2 billion. For purposes of computing the advisory fee, average daily gross assets are determined by deducting from total assets of the Fund all liabilities except the principal amount of any indebtedness from money borrowed, including debt securities issued by the Fund.

     CAM has agreed to waive a portion of its advisory fee or reimburse the Fund in order to prevent the total expenses of the Fund, excluding taxes, portfolio brokerage commissions, interest, certain litigation and indemnification expenses, and extraordinary expenses, from exceeding 1.45% of average daily gross assets for Class A and Class B shares and 1.55% of average daily gross assets for Class C shares. This agreement may be terminated by CAM at any time on thirty (30) days' written notice.

     CypressTree has been retained by CAM as the subadviser to the Fund to manage the investment and reinvestment of the Fund's assets. CAM also has retained CypressTree to serve as investment subadviser to another closed-end fund investing in Loans with approximately $11 million in assets. CypressTree was founded in 1996 as the nation's first independent investment advisory firm specializing in the loan asset class and currently has $4.0 billion in assets under management. CypressTree is a wholly-owned subsidiary of Cypress Holding Company.

     Pursuant to a subadvisory agreement between CAM and CypressTree (the "Subadvisory Agreement"), CypressTree selects the investments made by the Fund and establishes and applies credit standards applicable to the Fund's investments in Loans. See "Investment Policies." As compensation for its services as subadviser, CypressTree receives from CAM an annual fee paid monthly equal to the following percentage of average daily gross assets, based on the size of the Fund: 0.45% for the first $1 billion of average daily gross assets; 0.40% for average daily gross assets between $1 billion and $2 billion; and 0.35% for average daily gross assets of more than $2 billion. Average daily gross assets are computed as described above. The fee to CypressTree is paid by CAM and is not an additional charge to the Fund or its shareholders. For further information, see "Advisory, Administration and Distribution Services" in the Statement of Additional Information.

Portfolio Management

     Jeffrey S. Garner, age 43, has been employed as Chief Investment Officer of CypressTree since 1996, and is an Executive Vice President of the Fund. As Chief Investment Officer, Mr. Garner is responsible for the overall supervision of CypressTree's investment management of the Fund. From 1989 to 1996, Mr. Garner was a Vice President of Eaton Vance Management, where he served as the portfolio manager for the Senior Debt Portfolio managed by Eaton Vance (the "master" fund for Eaton Vance Prime Rate Reserves, EV Classic Senior Floating-Rate Fund, and the EV Medallion Senior Floating-Rate Funds) (the "Eaton Vance Senior Debt Portfolio").

     Peter K. Merrill, age 38, is a Vice President and the Portfolio Manager of the Fund, and is a Vice President of CypressTree. Mr. Merrill joined CypressTree in June 1997. Previously, from 1988, Mr. Merrill held a variety of positions with BankBoston Corporation, specializing in high yield portfolio management and leveraged bank loans.

Administration Agreement

     CAM acts as the Fund's administrator under an Administration Agreement (the "Administration Agreement"). Under the Administration Agreement, CAM is responsible for managing the Fund's business affairs, subject to supervision by the Fund's Board of Directors. CAM reserves the right to delegate all or a part of its obligations under the Administration Agreement to a third party. Any delegation of administrative duties will not affect the administration fee paid by the Fund.

     Services provided by the administrator include recordkeeping, preparation and filing of documents required to comply with federal and state securities laws, supervising the activities of the Fund's custodian and transfer agent, providing assistance in connection with the Directors' and shareholders' meetings, providing services in connection with Repurchase Offers, and other administrative services necessary to conduct the Fund's business. In return for these services, facilities and payments, the Fund pays CAM an annual fee paid monthly equal to 0.40% annually of the average daily gross assets of the Fund as compensation under the Administration Agreement. For purposes of computing the administration fee, average daily gross assets are determined by deducting from total assets of the Fund all liabilities except the principal amount of any indebtedness for money borrowed, including debt securities that the Fund has issued.

Fund Costs and Expenses

     The Fund is responsible for all of its costs and expenses not expressly stated to be payable by CAM under the Advisory Agreement or the Administration Agreement, or by Distributors under its Distribution Agreement. See "Advisory, Administration and Distribution Services" in the Statement of Additional Information.


--------------------------------------------------------------------------------
                               VALUING FUND SHARES
--------------------------------------------------------------------------------

     The Fund values its shares once on each day the New York Stock Exchange ("NYSE") is open for trading as of the close of regular trading on the exchange. The Fund is informed that, as of the date of this prospectus, the NYSE observes the following business holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

     The Fund's net asset value per share is determined by State Street Bank & Trust Company (as agent for the Fund) in the manner authorized by the Fund's Board of Directors. State Street Bank & Trust Company also serves as Transfer Agent and Custodian for the Fund and has custody of the Fund's assets. The Custodian's address is 225 Franklin Street, Boston, Massachusetts 02110.

     The net asset value of the shares of each class of the Fund is calculated separately. In determining the net asset value of a share of each class of the Fund, the value of the securities and other assets attributable to that class (including interest and dividends accumulated but not yet received) minus all liabilities (including accrued expenses) attributable to that class is divided by the total number of shares of that class of the Fund outstanding at that time. Expenses, including the fees payable to CAM, are accrued daily.

     Loans will be valued in accordance with guidelines established by the Board of Directors. Under the Fund's current guidelines, Loans for which an active secondary market exists to a reliable degree in the opinion of CypressTree and for which CypressTree can obtain at least two quotations from banks or dealers in Loans will be valued by calculating the mean of the last available bid and asked prices in the market for such Loans, and then using the mean of those two means. If only one quote for a particular Loan is available, the Loan will be valued on the basis of the mean of the last available bid and asked price in the market.

     Loans for which an active secondary market does not exist to a reliable degree in the opinion of CypressTree will be valued at fair value, which is intended to approximate market value. In valuing a Loan at fair value, CypressTree will consider, among other factors, (a) the creditworthiness of the Borrower and any Intermediate Participants, (b) the terms of the Loan, (c) recent prices in the market for similar Loans, if any, and (d) recent prices in the market for instruments of similar quality, rate, period until next interest rate reset and maturity.

     Other portfolio securities (other than short-term obligations but including listed issues) may be valued on the basis of prices furnished by one or more pricing services that determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, other portfolio securities are valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. Positions in options are valued at the last sale price on the principal trading market for the option. Obligations purchased with remaining maturities of 60 days or less are valued at amortized cost unless this method no longer produces fair valuation. Repurchase agreements are valued at cost plus accrued interest. Rights or warrants to acquire stock, or stock acquired pursuant to the exercise of a right or warrant, may be valued taking into account various factors such as original cost to the Fund, earnings and net worth of the issuer, market prices for securities of similar issuers, assessment of the issuer's future prosperity, or liquidation value or third party transactions involving the issuer's securities. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board of Directors of the Fund.

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

     The Fund seeks to provide an effective yield that is higher than other short-term instrument alternatives. From time to time, the Fund may include its current and/or effective yield based on various specific time periods. Yields will fluctuate from time to time and are not necessarily representative of future results.

     The current yield is calculated by annualizing the most recent monthly distribution (i.e., multiplying the distribution amount by 365/31 for a 31 day month) and dividing the product by the current maximum offering price. The effective yield is calculated by dividing the current yield by 12 and adding 1. The resulting quotient is then taken to the 12th power and reduced by 1. The result is the effective yield.

     On occasion, the Fund may compare its yield to: (a) LIBOR, quoted daily in the Wall Street Journal, (b) the CD Rate as quoted daily in the Wall Street Journal as the average of top rates paid by major New York banks on primary new issues of negotiable CDs, usually on amounts of $1 million or more, (c) the Prime Rate, quoted daily in The Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks, (d) one or more averages compiled by Donoghue's Money Fund Report, a widely recognized independent publication that monitors the performance of money market mutual funds, (e) the average yield reported by the Bank Rate Monitor National Index(TM) for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas,
(f) yield data published by Lipper Analytical Services, Inc., (g) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding, or (h) the yield on an index of loan funds comprised of all continually offered closed-end bank loan funds, as categorized by Lipper (the "loan fund index"). In addition, the Fund may compare the Prime Rate, the Donoghue's averages and the other yield data described above to each other. Yield comparisons should not be considered indicative of the Fund's yield or relative performance for any future period.

     Advertisements and communications to present or prospective shareholders also may cite a total return for any period. Total return is calculated by subtracting the net asset value of a single purchase of shares at a given date from the net asset value of those shares (assuming reinvestment of distributions) on a later date. The difference divided by the original net asset value is the total return. The Fund may include information about the total return on the loan fund index, and compare that to the total return of the Fund and other indices.

     All dividends and distributions are assumed to be reinvested in additional shares of the Fund at net asset value. Therefore, the calculation of the Fund's total return and effective yield reflects the effect of compounding. The calculation of total return, current yield and effective yield does not reflect the amount of any shareholder income tax liability, which would reduce the performance quoted. If the Fund's fees or expenses are waived or reimbursed, the Fund's performance will be higher.

     Finally, the Fund may include information on the history of the Fund's net asset value per share and the net asset value per share of the loan fund index, including comparisons between them, in advertisements and other material furnished to present and prospective shareholders. Information about the performance of the Fund or other investments is not necessarily indicative of future performance and should not be considered a representation of what an investor's yield or total return may be in the future.

--------------------------------------------------------------------------------
                             MULTIPLE PRICING SYSTEM
--------------------------------------------------------------------------------

     The Fund's Multiple Pricing System permits you to choose the method of purchasing shares that is most beneficial given the amount of the purchase and the length of time you expect to hold the shares.

     Class B Shares. Class B shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 3% during the first year after purchase, and declining to 2.5% after the first year, 2.0% after the second year, 1.0% after the third year, and 0% after the fourth year. See "Multiple Pricing System--Early Withdrawal Charge." In addition, Class B shares are subject to a service fee of up to 0.25%, and a distribution fee of up to 0.50% of average annual net assets. See "How to Buy Fund Shares--Class B Shares" and "--Distribution Expenses." Class B shares will automatically convert to Class A shares eight years after the end of the calendar month in which the shareholder's order to purchase was accepted. See "Multiple Pricing System --Conversion Feature."

     Class C Shares. Class C shares are offered for sale at net asset value without a front-end sales charge, but are subject to an Early Withdrawal Charge of 1% during the first year after purchase. See "Multiple Pricing System--Early Withdrawal Charge." Class C shares are subject to a service fee of up to 0.25%, and a distribution fee of up to 0.50% of average annual net assets. Class C shares purchased on or after August 18, 1999 ("New Class C shares") do not have an automatic conversion feature. Class C shares purchased before August 18, 1999 ("Old Class C shares") will automatically convert to Class A shares ten years after the end of the calendar month in which the shareholder's order to purchase was accepted. See "Multiple Pricing System--Conversion Feature." The higher ongoing distribution fees payable by Class C shares as a result of the lack of a conversion feature for New Class C shares (or the longer time period for conversion for Old Class C shares) would cause the Class C shares to have an overall higher expense ratio and to pay lower dividends than Class B shares. See "How to Buy Fund Shares--Class C Shares" and "--Distribution Expenses."

     If you tender your Class C shares for repurchase or exchange in one of the Fund's monthly repurchase offers, Class C shares will be repurchased in order of the date purchased, with the shares purchased earliest being repurchased first, unless you specifically request that specific shares be repurchased.

     Class A Shares. Class A shares are available only upon conversion of Class B and Old Class C shares. See "Multiple Pricing System--Conversion Feature." Class A shares are subject to a service fee of up to 0.25% of average annual net assets.

     Conversion Feature. Class B shares will automatically convert to Class A shares eight years after the end of the calendar month in which the shareholder's order to purchase was accepted and after that date will no longer be subject to the distribution fee. Conversion will be on the basis of the relative net asset values per share, without the imposition of any sales charge, fee or other charge. The purpose of the conversion feature is to relieve the holders of Class B shares from most of the burden of distribution-related expenses at such time as the shares have been outstanding for a duration sufficient for Distributors to have been substantially compensated for distribution-related expenses incurred in connection with those shares.

     New Class C Shares do not have an automatic conversion feature. Old Class C Shares automatically convert to Class A shares after the end of the calendar month in which the shareholder's order to purchase was accepted and after that date will no longer be subject to a distribution fee.

     For purposes of the conversion of Class B and Old Class C shares to Class A shares, shares purchased through the reinvestment of dividends and distributions paid on Class B shares or Old Class C shares, as the case may be, in a shareholder's account will be considered to be held in a separate sub-account. Each time any Class B shares or Old Class C shares in the shareholder's account (other than those in the sub-account) convert to Class A shares, a pro rata portion of the Class B shares or Old Class C shares, as the case may be, in the sub-account will also convert to Class A shares. Class C shares purchased through the reinvestment of dividends and distributions paid on New Class C Shares purchased on or after August 18, 1999 will not convert to Class A shares.

     The conversion of Class B and Old Class C shares to Class A shares is subject to the continuing availability of an opinion of counsel to the effect that such conversion will not constitute a taxable event for federal tax purposes. The conversion of Class B and Old Class C shares may be suspended if such an opinion is no longer available. In that event, no further conversions of Class B or Old Class C shares would occur, and those shares might continue to be subject to the distribution fee for an indefinite period which may extend beyond the period ending eight years or ten years, respectively, after the end of the calendar month in which the shareholder's order to purchase was accepted.



     Factors for Consideration. The Fund's Multiple Pricing System is designed to provide you with the option of choosing the class of shares best suited to your individual circumstances and objectives. To assist you in evaluating the costs and benefits of purchasing shares of each class, the information provided above under the captions "Fee Table" and "Example" sets forth the charges applicable to each class and illustrates an example of a hypothetical investment in each class of shares of the Fund.

     There are important distinctions among the classes of shares that you should understand and evaluate in comparing the options offered by the Multiple Pricing System. Class C shares are subject to the same ongoing distribution fee (0.50%) and service fee (0.25%) as Class B shares, but as a result of current fee waivers and reimbursements, distribution fees paid for Class B shares are 0.00% while distribution fees paid for Class C shares are 0.10%. Class B shares thus currently pay correspondingly higher dividends per share. Class C shares are subject to a lower Early Withdrawal Charge and an Early Withdrawal Charge for a shorter period of time (one year as opposed to three years) than Class B shares. Class B shares convert to Class A shares in eight years whereas Class C shares that you purchase do not have a conversion feature. Class A shares are not subject to the distribution fee applicable to Class B and Class C shares, and, accordingly, may pay correspondingly higher dividends per share. Based on the fee waivers and reimbursements currently in effect, Class A shares would pay higher dividends per share than Class C shares.

     In light of these distinctions among the classes of shares, you should weigh such factors as (a) whether, at the time of purchase, you anticipate being subject to an Early Withdrawal Charge upon repurchase and (b) the differential in the relative amounts that would be paid during the anticipated life of investments (which are made at the same time and in the same amount) in each class that are attributable to the accumulated distribution and service fees (and any applicable Early Withdrawal Charge) payable with respect to Class C shares and to Class B shares (and Old Class C shares) before their conversion to Class A shares. You should consult your investment representative for assistance in evaluating the relative benefits of the different classes of shares.

     The distribution and shareholder service expenses incurred by Distributors in connection with the sale of shares will be paid from the ongoing distribution and service fees and from the proceeds of the Early Withdrawal Charges. Sales personnel of broker-dealers distributing the Fund's shares and any other persons entitled to receive compensation for selling or servicing the Fund's shares may receive different compensation for selling or servicing one class of shares over another. You should understand that Early Withdrawal Charges and ongoing distribution and service fees are all intended to compensate Distributors for distribution services. See "How to Buy Fund Shares--Distribution Expenses."

     Dividends paid by the Fund with respect to each class of shares will be calculated in substantially the same manner at the same time on the same day, except that distribution and service fees and any other costs specifically attributable to a particular class of shares will be borne solely by the applicable class. See "Distributions."

     The Directors of the Fund have determined that currently no conflict of interest exists between the classes of shares. On an ongoing basis, the Directors of the Fund, pursuant to their fiduciary duties under the 1940 Act and state laws, will seek to ensure that no such conflict arises.


--------------------------------------------------------------------------------
                             HOW TO BUY FUND SHARES
--------------------------------------------------------------------------------
Introduction

     The Fund offers two classes of shares to the general public, sold without a front-end sales charge, but subject to an Early Withdrawal Charge. See "Multiple Pricing System" for a discussion of factors to consider in selecting which class of shares to purchase.

     Shares are offered continuously for sale through securities dealers and banks that have executed an agreement (a "Dealer Agreement") with Distributors. Certain states require that purchases of shares of the Fund be made only through a broker-dealer registered in the state.

     The initial purchase of any class of shares must be at least $5,000. The minimum for subsequent investments is $500. There is a $100 minimum initial and a $50 subsequent investment requirement for purchases made in connection with tax-sheltered retirement accounts.

     When purchasing shares, you must specify whether the purchase is for Class B or Class C shares.


General Methods of Purchasing Shares

     1. By Mail. To make an initial account purchase, mail a check made payable in U.S. dollars to "North American Funds" with a completed New Account Application (copy enclosed with this Prospectus) to:

              North American Funds
              P.O. Box 8505
              Boston, MA 02266-8505

     Third party checks payable to an existing shareholder of the Fund who is a natural person (as opposed to a corporation or partnership) and endorsed over to the Fund will be accepted.

     To make a purchase of shares to an existing North American Funds account, please note your account number on the check and forward it with an account investment slip to the above address.

     Note: To establish certain tax deferred retirement plan accounts, such as IRAs, you will be required to complete a separate application which may be obtained from Distributors or a securities dealer who has a Dealer Agreement with Distributors. See "Considerations for Retirement Plan Investors."

     2. By Federal Funds Wire. Shares may be purchased by wire transfer. To obtain instructions for Federal Funds Wire purchases, please contact the Customer Service Department at (800) 872-8037.

     3. Through a Securities Dealer. You may purchase shares by contacting a securities dealer who has a Dealer Agreement with Distributors.

     Orders will be assigned the next closing price after receipt of the order.


Exchange Privileges

     Shareholders of the Fund are offered certain exchange privileges with shares of beneficial interest of the Portfolios of the North American Funds, an open-end management investment company for which CAM serves as the advisor. A prospectus describing the North American Funds and the various Portfolios can be obtained from Distributors.

     Exchange of Fund Shares for North American Fund Shares. Shareholders of the Fund whose shares are repurchased in a monthly repurchase offer may exchange those shares for shares of the same class of certain Portfolios of the North American Funds. Exchanges will be at relative net asset value, without the imposition of any front end sales charge.

     No Early Withdrawal Charge will be imposed on shares of the Fund making such an exchange. However, Class B and Class C shareholders will be subject to a contingent deferred sales charge ("CDSC") on any North American Funds shares acquired equivalent to the Early Withdrawal Charge on the Fund shares exchanged. Thus shares of the North American Funds may be subject to a CDSC upon a subsequent redemption from the North American Funds. The time of purchase for computing the CDSC period will be deemed the time of the initial purchase of Fund shares. The CDSC or Early Withdrawal Period will be tolled for any period of time shares are held in the North American Funds Money Market Fund.

     Exchange of North American Fund Shares for Fund Shares. Shareholders of the North American Funds will have such privilege of exchanging their shares for shares of the Fund as is described in the North American Funds Prospectus. Generally, shareholders of a class of the North American Funds may exchange their shares for shares of the same class of the Fund, at relative net asset value and without imposition of any front end sales charge. These shareholders will become subject to an Early Withdrawal Charge on Fund shares equivalent to the CDSC applicable to the particular class exchanged, and will be deemed to have purchased Fund shares at the time of the initial purchase of North American Fund shares. The CDSC or Early Withdrawal Period will be tolled for any period of time shares are held in the North American Funds Money Market Fund.


General Information

     Exchanges are generally regarded as sales for federal and state income tax purposes and could result in a gain or loss, depending on the original cost of shares exchanged. If the exchanged shares were acquired within the previous 90 days, the gain or loss may have to be computed without regard to any sales charges incurred on the exchanged shares (except to the extent those sales charges exceed those sales charges waived in connection with the exchange). See "Taxation." Exchanges are free and unlimited in number and will occur on the same day as requested with respect to exchanges into the Fund, and on the Repurchase Payment Date with respect to exchanges out of the Fund. The terms of the foregoing exchange privilege are subject to change and the privileges may be terminated at any time. The exchange privilege is available only where the exchange may be made legally.

     By mail--an exchange will be honored by written letter request to the Fund if signed by all registered owners of the account.

     By telephone--all accounts are eligible for the telephone exchange privilege.


Share Price

     Class B Shares. Class B shares are offered for sale at net asset value without a front-end sales charge. Class B shares repurchased within three years of purchase are subject to an Early Withdrawal Charge at the rates set forth in the table below. See "How to Buy Fund Shares--Early Withdrawal Charge."


First Year ...................................................       3.0%
Second Year ..................................................       2.5%
Third Year ...................................................       2.0%
Fourth Year ..................................................       1.0%
After Fourth Year ............................................       0.0%

     The Early Withdrawal Charge may be waived on certain repurchases of shares. See "How to Buy Fund Shares--Waiver of Early Withdrawal Charge."

     Class C Shares. Class C shares are offered for sale at net asset value without a front-end sales charge. Class C shares are subject to an Early Withdrawal Charge of 1% during the first year after purchase. See "How to Buy Fund Shares--Early Withdrawal Charge."

     The Early Withdrawal Charge may be waived on certain repurchases of shares. See "How to Buy Fund Shares--Waiver of Early Withdrawal Charge."


Early Withdrawal Charge

     The Early Withdrawal Charge is assessed on an amount equal to the lesser of the net asset value at repurchase or the initial purchase price of the shares being repurchased. Solely for purposes of determining the amount of time from the purchase of shares until repurchase, all orders accepted during a month are aggregated and deemed to have been made on the last business day of that month.

     In determining the amount of the Early Withdrawal Charge that may be applicable to a repurchase, any shares in the shareholder's account that may be repurchased without charge will be assumed to be repurchased before those subject to a charge. In addition, if the Early Withdrawal Charge is determined to be applicable to repurchased shares, it will be assumed that shares held for the longest duration are repurchased first. No Early Withdrawal Charge is imposed on (a) amounts representing increases in the net asset value per share; or (b) shares acquired through reinvestment of income dividends or capital gains distributions.


Waiver of Early Withdrawal Charge

     Qualified Retirement Plans. The Early Withdrawal Charge may be waived in connection with repurchases from qualified retirement plans (other than Individual Retirement Accounts ("IRAs")) in the case of (a) death or disability (as defined in section 72(m)(7) of the Code, as amended from time to time) of the participant in the retirement plan, (b) required minimum distributions from the retirement plan due to attainment of age 70 1/2, (c) tax-free return of an excess contribution to the retirement plan, (d) retirement of the participant in the retirement plan, (e) a loan from the retirement plan (repayment of a loan, however, will constitute a new sale for the purposes of assessing Early Withdrawal Charge), (f) "financial hardship" of the participant in the retirement plan, as that term is defined in Treasury Regulation 1.401(k)-1(d)(2), as amended from time to time, (g) termination of employment of the participant in the plan (excluding, however, a partial or other termination of the retirement plan), and (h) the plan participant obtaining age 59-1/2.

     Certain Qualified Purchasers. The Early Withdrawal Charge will be waived for Class C Shares purchased by the following:

     (a) directors and officers of the Fund, and their immediate families (immediate family means the spouse, children, mother or father);

     (b) full-time employees and registered representatives of broker-dealers having Dealer Agreements with Distributors ("Selling Broker"), and their immediate families (and any trust, pension, profit sharing or other benefit plan for the benefit of such persons);

     (c) full-time employees of a bank, savings and loan, credit union or other financial institution that uses a Selling Broker to clear purchases of Fund shares, and their immediate families.

     (d) CAM, CypressTree, and any of their affiliates, and any director, officer, full-time employee or sales representatives of these entities, and their immediate families (or any trust, pension, profit sharing or other benefit plan for the benefit of such persons);

     (e) Shareholders of other investment companies who invest in the Fund in response to certain promotional activities.

     (f) Investors whose purchase represents the proceeds from the redemption, within the preceding 60 days, of shares of any other load mutual fund (i.e., a mutual fund that deducts a sales charge from purchase payments or a contingent deferred sales charge upon redemption). When making a purchase pursuant to this provision, the selling dealer must so indicate on the New Account Application. Only the initial purchase of shares is eligible for the waiver. All subsequent purchases will be subject to the early withdrawal charge; and

     We will waive the early withdrawal charge for selling dealers which include the Class C share in "wrap fee programs" (i.e., advisory programs where the client is charged a specific fee not based directly upon transactions in the clients account for investment advisory services and execution of transactions). The selling dealer must indicate the wrap fee account use on the New Account Application. In these cases, the .75% dealer fee will not be paid to a broker or intermediary and the distribution and service fee of .75% will be credited immediately rather than in the 13th month. See "Distribution Expenses."

     Other Waivers. The Early Withdrawal Charge may be waived in connection with
(a) repurchases made following the death of a shareholder, (b) repurchases effected pursuant to the Fund's right to liquidate a shareholder's account if the aggregate net asset value of the shares held in the account is less than any applicable minimum account size and (c) a tax-free return of an excess contribution to any retirement plan.


Distribution Expenses

     In addition to the Early Withdrawal Charge that may apply on repurchases of Class B and Class C shares, each class of shares is authorized under the Distribution Plan applicable to that class of shares (the "Class B Plan" and the "Class C Plan," and collectively, the "Plans") to use the assets attributable to that class of shares of the Fund to finance certain activities relating to the distribution of shares to investors. The Plans are "compensation" plans providing for the payment of a fixed percentage of average net assets to finance distribution expenses. The Plans allow for the payment by each class of shares of the Fund of a monthly distribution and service fee to Distributors, as principal underwriter for the Fund. Portions of the fees described below are used to provide payments to Distributors, to promotional agents, to brokers, dealers or financial institutions (collectively, "Selling Agents") and to service organizations for ongoing account services to shareholders and are similar to "service fees" as defined in Rule 2830(b)(9) of the Rules of Conduct of the NASD.

     Payments under the Plans are used primarily to compensate Distributors for distribution services provided by it in connection with the offering and sale of the applicable class of shares, and related expenses incurred, including payments by Distributors to compensate or reimburse Selling Agents for sales support services provided and related expenses incurred by Selling Agents. These services and expenses may include the development, formulation and implementation of marketing and promotional activities, the preparation, printing and distribution of prospectuses and reports to recipients other than existing shareholders, the preparation, printing and distribution of sales literature, expenditures for support services such as telephone facilities and expenses and shareholder services as the Fund may reasonably request, provision to the Fund of such information, analyses and opinions with respect to marketing and promotional activities as the Fund may, from time to time, reasonably request, commissions, incentive compensation or other compensation to, and expenses of, account executive or other employees of Distributors or Selling

Agents, attributable to distribution of sales support activities respectively, overhead and other office expenses of Distributors or Selling Agents attributable to distribution of sales support activities, respectively, and any other costs and expenses relating to distribution or sales support activities. Distributors may pay directly Selling Agents and may provide directly the distribution services described above.

     Distributors currently pays a trail commission to securities dealers with respect to accounts that those dealers continue to service as follows: Class B shares--0% in the first year, 0.10% in the second year, 0.15% in the third year, and 0.20% in the fourth year and 0.25% annually each year after the fourth year; and Class C--0.75% shares annually. Trail commissions commence the 13th month after purchase. The trail commission payable following conversion of Class B and Class C shares to Class A shares will be in the amount of 0.25% annually.

     In the case of sales of Class B shares, Distributors will pay each dealer a fee of 3% of the amount of Class B shares purchased as a commission or transaction fee. In the case of sales of Class C shares, Distributors will pay each securities dealer a fee of 0.75% of the purchase price of Class C shares purchased through the securities dealer as a commission or transaction fee.

     The distribution and service fees attributable to the Class B and Class C shares are designed to permit an investor to purchase shares without the assessment of a front-end sales charge, and, with respect to the Class C shares, with the assessment of an Early Withdrawal Charge in the first year only, and at the same time permit Distributors to compensate securities dealers with respect to those sales.

     Distributors is authorized by each Plan to retain any excess of the fees it receives under the Plan over its payments to selected dealers and its expenses incurred in connection with providing distribution services. Thus, payments under a Plan may result in a profit to Distributors. Payments made under the Plans are subject to quarterly review by the Directors and the Plans are subject to annual review and approval by the Directors. In 1999, Distributors received $7,047 for the distribution of Class B shares and $43,899 for the distribution of Class C shares. This amount is inclusive of expense reimbursements. Absent such reimbursements, the fund is authorized to pay on a up to .50% of average daily net assets for Class B and Class C shares.

     In adopting the Plans, the Directors determined that the adoption of the Plans is in the best interests of the Fund and its shareholders, that there is a reasonable likelihood that the Plans will benefit the Fund and its shareholders, and that the Plans are essential to, and an integral part of, the Fund's program for financing the sale of shares to the public.

     Distributors is a broker/dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the NASD. Distributors' address is 286 Congress Street, Boston, Massachusetts 02210.

     The compensation paid to securities dealers and the principal underwriter at the time of the purchase, the trail commissions described herein, and the early withdrawal charge paid to securities dealers and the principal underwriter, if any, in connection with this offering will not exceed 8% of the aggregate offering price unless the National Association of Securities Dealers permits.

Suspension of Sales

     From time to time the Fund may suspend the continuous offering of its shares in response to market conditions in the securities markets or otherwise, and may later resume the continuous offering. During any such suspension, shareholders who reinvest their distributions in additional shares will be permitted to continue reinvestments, and the Fund may permit tax sheltered retirement plans that own shares to purchase additional shares of the Fund. The Fund may refuse any order for the purchase of shares.

     The Fund is not an appropriate investment for investors who are market-timers. Investors who engage in excessive in-and-out trading activity generate additional costs that are borne by all of the Fund's shareholders. To minimize these costs, which reduce the ultimate returns achieved by all shareholders, the Fund reserves the right to reject any purchase orders from investors identified as market-timers.

Considerations for Retirement Plan Investors

     Retirement plan investors should be aware of certain features of the Fund that may affect their decision as to whether the Fund is an appropriate investment for the retirement plan. Unlike shares of an open-end mutual fund, Fund shares are not redeemable on each day that the Fund is open for business; and unlike traditional closed end funds, shares of the Fund do not trade on any exchange and thus cannot readily be sold. Although the Fund has adopted a policy of Monthly Repurchase Offers, these Repurchase Offers may not provide shareholders with the degree of liquidity they desire or may require for tax purposes. Even during a Repurchase Offer, a shareholder may not be able to have all of the shares it wishes to tender be repurchased by the Fund. Moreover, shares repurchased may be subject to the Early Withdrawal Charge.

     The features described above could result in a retirement plan paying an Early Withdrawal Charge and/or not being able to comply with mandatory distribution requirements. Accordingly, retirement plan investors may wish to limit the percentage of plan assets that are invested in the Fund.

     The Fund does not monitor retirement plan requirements for any investor. Please consult your legal, tax or retirement plan specialist before choosing a retirement plan or electing to invest in the Fund through a retirement plan. Your investment representative or advisor can help you make investment decisions within your plan.

--------------------------------------------------------------------------------
                              SHAREHOLDER SERVICES
--------------------------------------------------------------------------------

     For additional information on any of the programs described in the following sections, you should contact the Fund or eligible securities dealers.

Automatic Investment Plan

     Shareholders who open an account who wish to make subsequent monthly investments in the Fund may establish an Automatic Investment Plan as part of the initial Application or subsequently by submitting an Application. Under this plan, on or abut the tenth day of each month the Transfer Agent will debit the shareholder's bank account in the amount specified by the shareholder (which monthly amount may not be less than $500). The proceeds will be invested in shares of the specified class of the Fund at the applicable offering price determined on the date of the debit. Participation in the Automatic Investment Plan may be discontinued on 30 days' written notice to the Transfer Agent, or if a debit is not honored.

Transfer of Shares

     Shareholders may transfer Fund shares to family members and others at any time without incurring an Early Withdrawal Charge being imposed at that time. Shareholders should consult their tax adviser concerning transfers.

Telephone Transactions

     Shareholders are permitted to request exchanges and/or repurchases by telephone. The Fund will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. The Fund will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and may only be liable for any losses due to unauthorized or fraudulent instructions where it fails to employ its procedures properly.

     Upon telephoning a request, shareholders will be asked to provide their account number, and if not available, their social security number. For the shareholder's and Fund's protection, all conversations with shareholders will be tape recorded. All telephone transactions will be followed by a confirmation statement of the transaction.

     Payment for shares repurchased will be made by federal wire or by mail as specified by the shareholder in the Fund Application. Payment will normally be sent on the business day following the date of receipt of the request. Payment by wire to the shareholder's bank account must be in amounts of $1,000 or more. Although the Fund does not assess a charge for wire transfers, banks may assess charges for the transaction. Payments by mail may only be sent to an account address of record and may only be payable to the registered owner(s).

Additional Shareholder Privileges

     Certain privileges listed in this section may not be offered by the Fund if a shareholder holds shares with the Fund in the "street name" of a financial institution, or if the account is networked through National Securities Clearing Corporation (NSCC).

     Automatic Investment Plan. A shareholder who wishes to make subsequent, periodic investments in the Fund by electronic funds transfer from a bank account may establish an Automatic Investment Plan on the shareholder's account. The bank at which the account is maintained must be a member of the Automated Clearing House. The frequency with which the investments occur is specified by the shareholder (monthly, every alternate month, quarterly, etc.) with the exception that no more than one investment will be processed each month. On or about the tenth of the month, the Fund will debit the shareholder's bank account in the specified amount (minimum of $50 per draft) and the proceeds will be invested at the applicable offering price determined on the date of the debit.

     Automatic Dividend Reinvestment. Dividends and distributions will be automatically reinvested at the net asset value per share next determined on the payable date of the dividend or distribution. Pursuant to the Fund's Automatic Dividend Reinvestment ("ADR") Program (the "Program"), all dividends and other distributions, net of any applicable withholding taxes, will be automatically reinvested in additional shares, newly issued by the Fund, unless the shareholder otherwise instructs in writing the Fund's Transfer Agent, as the Program agent (the "Program Agent"). There will be no charge to participants for reinvesting dividends or other distributions. The Fund will pay the Program Agent's fees for the handling of reinvestment of distributions.

     A shareholder whose shares are held by a broker-dealer or nominee that does not provide a dividend reinvestment service may be required to have his or her shares registered in his or her own name to participate in the Program. Similarly, a shareholder may be unable to transfer his or her account to certain broker-dealers and continue to participate in the Program. Investors who own shares registered in street name should contact the broker or nominee for details concerning participation in the Program.

     The Program Agent will maintain all participant accounts in the Program and furnish written confirmations of all transactions in the accounts, including information needed for personal and tax records. The Program Agent may hold shares in the participants' account in non-certificated form in the name of the Program Agent or the Program Agent's nominee, and each shareholder's proxy will include those shares purchased pursuant to the Program. Participants in the Program may withdraw from the Program on written notice to the Program Agent.

     In the case of a shareholder of record, such as a bank, broker-dealer or nominee, that holds shares for others who are the beneficial owners, the Program Agent will administer the Program on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount registered in the shareholder's name and held for the account of beneficial owners who participate in the Program.

     All registered holders of shares (other than brokers and nominees) will be mailed information regarding the Program, including a form with which they may elect to terminate participation in the Program and receive further dividends and other distributions in cash. An election to terminate participation in the Program must be made in writing to the Program Agent and should include the shareholder's name and address as they appear on the account registration. An election to terminate will be deemed to be an election by a shareholder to take all subsequent distributions in cash until the election is changed. An election will be effective only for distributions declared and having a record date at least ten days after the date on which the election is received.

     Shareholders who do not participate in the Program will receive all dividends and other distributions in cash, net of any applicable withholding taxes, paid in U.S. dollars by check or wire transfer. Shareholders who do not wish to have dividends and other distributions reinvested automatically should notify the Program Agent at P.O. Box 8505, Boston, MA 02266-8505. Dividends and other distributions with respect to shares registered in the name of a broker-dealer or other nominee (i.e., in "street name") will be reinvested under the Program unless the broker-dealer does not provide that service, or if the nominee or the shareholder elects to receive dividends and other distributions in cash.

     The Fund and the Program Agent reserve the right to terminate the Program as applied to any dividend or other distribution paid subsequent to notice of the termination sent to the participants in the Program at least 30 days before the record date for the distribution. The Program also may be amended by the Fund or the Program Agent, but (except when necessary or appropriate to comply with applicable law, rules or policies of a regulatory authority) only by at least 30 days' written notice to participants in the Program. Shareholders should direct all correspondence regarding the Program to the Program Agent, at P.O. Box 8505, Boston, MA 02266-8505.

     The receipt of dividends and other distributions in shares under the Program will not relieve participants of any income tax (including withholding taxes) that may be payable with respect to the distributions. See "Taxes."

How to Obtain Investment Information

     1. Confirmation of Share Transactions and Dividend Payments. Share transactions, other than transactions pursuant to a Systematic Withdrawal Plan, Automatic Investment Plan, and Systematic Investing Plan, will be confirmed immediately in the form of an account confirmation statement which will be mailed to the account address of record.

     The Fund will confirm all account activity occurring within a calendar quarter, including the payment of dividend and capital gain distributions and transactions made as a result of a Systematic Withdrawal Plan, Automatic Investment Plan, and Systematic Investing Plan, shortly after the end of each calendar quarter.

     The Fund also reserves the right to confirm, with respect to certain tax qualified plans and certain group plans, purchases and sales of Fund shares on a quarterly basis.

     A copy of all confirmation statements will be sent to the securities dealer firm listed on the shareholder's account.

     2. Shareholder Inquiries. Shareholders should direct any questions or requests concerning the Fund or your account by writing to North American Funds, P.O. Box 8505, Boston, Massachusetts 02266-8505, or by calling the Fund Customer Service Department at 1-800-872-8037.

--------------------------------------------------------------------------------
                                  DISTRIBUTIONS
--------------------------------------------------------------------------------

     The Fund will declare distributions daily and pay distributions monthly. Substantially all of the Fund's investment income, less Fund expenses, will be declared daily as a distribution to shareholders of record as recorded by the Transfer Agent at the time of declaration. Daily distribution crediting will begin on the day after the Transfer

Agent has received funds for the purchase of Fund shares, even if orders to purchase shares had been placed with Authorized Intermediaries. The Fund ordinarily will pay investment income distributions on the last day of each month, whether the shareholder elects to receive cash or to reinvest in additional shares. The Fund will distribute realized net capital gains, if any, at least annually, usually in December, after offset by any capital loss carryovers.


--------------------------------------------------------------------------------
                                      TAXES
--------------------------------------------------------------------------------

     The Fund intends to satisfy those requirements relating to the sources of its income, the distribution of its income, and the diversification of its assets necessary to qualify for the special tax treatment afforded to regulated investment companies under the Internal Revenue Code (the "Code"). In any taxable year in which it so qualifies, the Fund will not be liable for federal income or excise taxes to the extent that it distributes its net investment income and net realized capital gains to shareholders in accordance with the timing requirements imposed by the Code. (For a detailed discussion of tax issues pertaining to the Fund, see "Taxes" in the Statement of Additional Information.)


     Distributions paid by the Fund from its ordinary income or from an excess of net short-term capital gain over net long-term capital loss will be treated as ordinary income in the hands of the shareholders to the extent of the Fund's earnings and profits. (Any such distributions in excess of the Fund's earnings and profits first will reduce a shareholder's basis in his or her shares and, after that basis is reduced to zero, will constitute capital gains to the shareholder, assuming the shares are held as a capital asset.) Distributions, if any, from the excess of net long-term capital gain over net short-term capital loss and designated as capital gains dividends are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders and will generally be subject to a maximum federal tax rate of 20%. Distributions will be taxed as described above, whether received by the shareholders in cash or in additional shares. It is not expected that any portion of distributions will be eligible for the corporate dividends-received deduction.

     Not later than 60 days after the close of the calendar year, the Fund will provide its shareholders with a written notice designating the amounts of any ordinary income dividends or capital gain dividends. If the Fund pays a dividend in January that was declared in the previous October, November or December to shareholders of record on a specified date in one of those months, then such dividend will be treated for tax purposes as being paid by the Fund and received by its shareholders on December 31 of the earlier year in which the dividend was declared.

     A holder of Fund shares who, pursuant to a Repurchase Offer, tenders all of his or her Fund shares (and any Fund shares the holder is considered to own pursuant to attribution rules contained in the Code) may realize a taxable gain or loss depending upon the shareholder's basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If Fund shares are sold at a loss after being held for six months or less, the loss will be treated as long-term--instead of short-term--capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if the shareholder acquires other Fund shares within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

     Different tax consequences may apply to tendering shareholders other than fully-tendering shareholders described in the previous paragraph and to non-tendering shareholders in connection with a Repurchase Offer. For example, if a shareholder tenders fewer than all shares owned by or attributed to him or her, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares tendered, the Fund's earnings and profits, and the shareholder's basis in the tendered shares. Moreover, when a shareholder tenders fewer than all shares owned pursuant to a Repurchase Offer, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution that is taxable to them in whole or in part. Shareholders may wish to consult their tax advisors.


     The Fund has obtained an opinion of counsel (the "Opinion) (which opinion is not binding on the Internal Revenue Service) concluding that shareholders will not recognize gain or loss upon the conversion of Class B or Class C shares into Class A shares. The Opinion also concludes that a shareholder's basis in Class A shares received will equal his basis in the shares surrendered, and that the shareholder's holding period for the shares received will include his holding period for the shares surrendered.

     The Fund must withhold 31% from distributions and repurchase payments, if any, payable to any individuals and certain other noncorporate shareholders who have not furnished to the fund a correct taxpayer identification number ("TIN") or a properly completed claim for exemption on Form W-8 or W-9, or who are otherwise subject to such "backup withholding." When establishing an account, an investor must certify under penalties of perjury that the investor's TIN (generally, his or her social security number) is correct and that the investor is not otherwise subject to backup withholding.

     Nonresident alien individuals, foreign corporations and certain other foreign entities generally will be subject to a U.S. withholding tax at a rate of 30% (or lower treaty rate) on distributions from ordinary income and from the excess of net short-term capital gain over net long-term capital loss. Distributions to such shareholders from the excess of net long-term capital gain over net short-term capital loss and any amount treated as gain from the sale or other disposition of shares of the Fund generally will not be subject to U.S. taxation, provided that the shareholder has certified nonresident alien status. Different U.S. tax consequences may result if the shareholder is engaged in a trade or business in the United States or is present in the United States for specified periods of time during a taxable year. Foreign shareholders should consult their tax advisers regarding the U.S. and foreign tax consequences of an investment in the Fund.

     The discussion contained in this section is a general and abbreviated summary of certain federal tax considerations affecting the Fund and its shareholders, and is not intended as tax advice or to address a shareholder's particular circumstances. This discussion does not address non-federal tax consequences, or the special tax rules applicable to certain classes of investors, such as retirement plans, tax-exempt entities, insurance companies and financial institutions. For further information, reference should be made to the pertinent sections of the Code and the regulations promulgated thereunder, which are subject to change by legislative, judicial, or administrative action, either prospectively or retroactively. Investors are urged to consult their tax advisors regarding specific questions as to federal, state, local, or foreign taxes. The Fund does not provide any guarantee regarding the tax consequences of investing in the Fund.

--------------------------------------------------------------------------------
                              DESCRIPTION OF SHARES
--------------------------------------------------------------------------------

     The Fund is a corporation organized under Maryland law. The Fund was incorporated on March 6, 1998. The Fund's Board of Directors is responsible for the overall management and supervision of its affairs.

     The Fund is authorized to issue 1 billion shares of common stock $0.01 par value per share. These shares are currently divided into three classes of shares, designated as Class A, Class B and Class C shares. All shares of common stock have equal voting rights (except as described below with respect to matters specifically affecting a class of shares) and have no preemptive or conversion rights (other than the automatic conversion rights of Class B and Old Class C shares to convert to Class A shares under the Multiple Pricing System.) The per-share net asset value of each class of shares is calculated separately and may differ as between classes as a result of the differences in distribution and service fees payable by the classes and the allocation of certain incremental class-specific expenses to the appropriate class to which such expenses apply.

     All shares of the Fund have equal voting rights and will be voted in the aggregate, and not by class, except where voting by class is required by law, or where the matter involved affects only one class (for example matters pertaining to the plan of distribution relating to Class B shares will only be voted on by Class B shares). In accordance with the Fund's Articles of Incorporation, the Board of Directors may classify and reclassify unissued shares and may authorize the creation of additional classes of shares with such preferences, privileges, limitations and voting and dividend rights as the Board may determine.

     Each share of each class of common stock is equal as to earnings, assets and voting privileges, except as noted above, and each class bears the expenses related to the distribution of its shares. In the event of liquidation, each share of common stock of the Fund is entitled to its portion of all the Fund's assets after all debts and expenses of the Fund have been paid. The Fund's shares do not have cumulative voting rights for the election of directors.

     The Fund does not intend to hold annual meetings of shareholders unless otherwise required by law. The Fund will not be required to hold meetings of shareholders unless, for example, the election of directors is required to be acted on by shareholders under the 1940 Act.

     The following table sets forth information for each class of the Fund's authorized securities, as of February 8, 2000;

================================================================================
       (1)            (2)                      (3)                  (4)
                                                                 Amount
                                                               Outstanding
                                           Amount Held by     Exclusive of
                                       Registrant or for its  Amount Shown
Title of Class     Amount Authorized         Account             Under (3)
----------------------------------------------------------------------------
Class A            400,000,000 shares         None                       0
----------------------------------------------------------------------------
Class B            300,000,000 shares         None               3,952,887
----------------------------------------------------------------------------
Class C            300,000,000 shares         None              18,911,063
================================================================================


The Fund's Articles of Incorporation generally may not be amended without the affirmative vote of a majority of the outstanding shares of the Fund (or such greater vote as is described below under "Anti-Takeover Provisions"). The Fund will continue indefinitely.


Anti-Takeover Provisions

     The Fund has certain anti-takeover provisions in its Articles of Incorporation that are intended to limit, and could have the effect of limiting, the ability of other entities or persons to acquire control of the Fund, to cause the Fund to engage in certain transactions, or to modify the Fund's structure.

     The affirmative vote or consent of the holders of two-thirds of the Fund's capital stock outstanding and entitled to vote on the matter (a greater vote than that required by the 1940 Act), is required to authorize the conversion of the Fund from a closed-end to an open-end investment company. However, if two-thirds of the Board of Directors recommends conversion, the approval by vote of the holders of a majority of the outstanding shares entitled to vote on the matter will be sufficient. This provision of the Fund's Articles of Incorporation may not be amended without the affirmative vote or consent of two-thirds of the Fund's outstanding shares of capital stock.

     The affirmative vote or consent of the holders of at least three-fourths of the Fund's shares of capital stock outstanding and entitled to vote on the matter is required to approve any of the following Fund transactions (the "Transactions"):

     (a) merger, consolidation, or statutory share exchange with or into any person;

     (b) issuance of any Fund securities to any person for cash, securities, or other property having a fair market value of $1,000,000 or more, except for issuance or transfers of debt securities, sales of securities in connection with a public offering, issuance of securities pursuant to a dividend reinvestment plan, issuance of securities on the exercise of any stock subscription rights distributed by the Fund, and portfolio transactions effected in the ordinary course of business;

     (c) sale, lease, exchange, mortgage, pledge, transfer, or other disposition by the Fund of any assets having an aggregate fair market value of $1,000,000 or more, except for portfolio transactions conducted in the ordinary course of business;

     (d) voluntary liquidation or dissolution of the Fund, or an amendment to the Fund's Articles of Incorporation to terminate the Fund's existence; or

     (e) unless federal law requires a lesser vote, any shareholder proposal as to specific investment decisions made or to be made with respect to the Fund's assets as to which shareholder approval is required under Maryland or federal law.

     In addition, in the case of a Transaction listed in (a), (b) or (c) above, the affirmative vote or consent of the holders of at least two-thirds of the Fund's shares of capital stock outstanding and entitled to vote on the matter, excluding votes entitled to be cast by the person (or an affiliate of the person) who is a party to the Transaction with the Fund, is required.

     However, the shareholder votes mentioned above will not be required with respect to any Transaction (other than those set forth in (e) above) approved by a vote of three-fourths of the Directors who do not have an interest in the Transaction, including a majority of the Continuing Directors (as defined in the Articles of Incorporation) who do not have an interest in the Transaction and who are not "interested Directors," as that term is defined in the 1940 Act. In that case, if Maryland law requires shareholder approval, the affirmative vote of a majority of the shares of capital stock of the Fund outstanding and entitled to vote on the matter is required.

     The provisions of the Fund's Articles of Incorporation described in this section relating to approval of Transactions may not be amended without the affirmative vote or consent of three-fourths of the Fund's outstanding shares of capital stock. For the full text of these provisions, see the Articles of Incorporation on file with the Securities and Exchange Commission.

     The provisions described in this section will make it more difficult to convert the Fund to an open-end investment company and to consummate the Transactions without the approval of the Board of Directors. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices (in the event that a secondary market for the Fund shares develops) by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. However, the Board of Directors has considered these anti-takeover provisions and believes that they are in the shareholders' best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Fund to negotiate with its management regarding the price to be paid to shareholders.

--------------------------------------------------------------------------------
                             REPORTS TO SHAREHOLDERS
--------------------------------------------------------------------------------

     The Fund will send semi-annual and annual reports to its shareholders. These reports will include financial statements which, in the case of the annual reports, will be audited by the Fund's independent certified public accountants. The Fund will provide shareholders with information necessary to prepare federal and state tax returns shortly after the end of each calendar year.

     The Fund will describe the Repurchase Policy in its annual report to shareholders. The annual report also will disclose the number of Repurchase Offers conducted each year, the amount of each Repurchase Offer, the amount tendered each month, and the extent to which the Fund repurchased shares in an Oversubscribed Repurchase Offer.

--------------------------------------------------------------------------------
                             TABLE OF CONTENTS OF
                    THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------



The Fund ...................................................
Investment Restrictions and Fundamental Policies ...........
Repurchase Offer Fundamental Policy ........................
Management .................................................
Advisory, Administration and Distribution Services .........
Portfolio Transactions .....................................
Custodian ..................................................
Transfer Agent .............................................
Liquidity Requirements .....................................
Taxes ......................................................
Performance Information ....................................
Indemnification ............................................
Auditors and Financial Statements ..........................
Statement of Assets and Liabilities ........................
Statement of Operations ....................................
Statement of Changes in Net Assets .........................
Statement of Cash Flows ....................................
Portfolio of Investments ...................................
Notes to Financial Statements ..............................
Independent Auditors Report ................................

North American Senior Floating Rate Fund

PROSPECTUS

May 1, 2000

INVESTMENT ADVISER
CypressTree Asset Management Corporation, Inc.

286 Congress Street
Boston, Massachusetts 02210

INVESTMENT SUBADVISER
CypressTree Investment Management Company, Inc.
125 High Street
Boston, Massachusetts 02110

ADMINISTRATOR
CypressTree Asset Management Corporation, Inc.

286 Congress Street
Boston, Massachusetts 02210

DISTRIBUTOR
CypressTree Funds Distributors, Inc.
286 Congress Street
Boston, Massachusetts 02210

     THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS ONLY IF PRECEDED OR ACCOMPANIED BY THE PROSPECTUS OF NORTH AMERICAN SENIOR FLOATING RATE FUND, INC. (THE "FUND") DATED MAY 1 2000, AS SUPPLEMENTED FROM TIME TO TIME. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS, A COPY OF WHICH MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING THE FUND'S DISTRIBUTOR, CYPRESSTREE FUNDS DISTRIBUTORS, INC., 286 CONGRESS STREET, BOSTON, MASSACHUSETTS 02210, AT (800) 872-8037.




--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------


The Fund ...................................................
Investment Restrictions and Fundamental Policies ...........
Repurchase Offer Fundamental Policy ........................
Management .................................................
Advisory, Administration and Distribution Services .........
Portfolio Transactions .....................................
Custodian ..................................................
Transfer Agent .............................................
Liquidity Requirements .....................................
Taxes ......................................................
Performance Information ....................................
Indemnification ............................................
Auditors and Financial Statements ..........................
Statement of Assets and Liabilities ........................
Statement of Operations ....................................
Statement of Changes in Net Assets .........................
Statement of Cash Flows ....................................
Portfolio of Investments ...................................
Notes to Financial Statements ..............................
Independent Auditors Report ................................

--------------------------------------------------------------------------------
                                    THE FUND
--------------------------------------------------------------------------------

     North American Senior Floating Rate Fund, Inc. (the "Fund") is a closed-end, non-diversified management investment company that continuously offers its shares to the public. The Fund will conduct monthly repurchase offers for its shares. The Fund's principal office is located at 125 High Street, Boston, Massachusetts 02110. Capitalized terms used in this Statement of Additional Information and not otherwise defined herein have the meanings given them in the Fund's Prospectus.


--------------------------------------------------------------------------------
               INVESTMENT RESTRICTIONS AND FUNDAMENTAL POLICIES
--------------------------------------------------------------------------------

     The following fundamental policies cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities. In accordance with the requirements of the 1940 Act a "majority of the Fund's outstanding voting securities" means the lesser of either: (1) the vote of 67 percent or more of the voting securities present at the annual or a special meeting of the Fund's shareholders, if the holders of more than 50 percent of the Fund's outstanding voting securities are present or represented by proxy; or
(b) the vote of more than 50 percent of the Fund's outstanding voting securities. The Fund may not:

 (a) Borrow money or issue senior securities, except as permitted by the 1940 Act;

 (b) Invest more than 25% of the Fund's total assets (taken at current value) in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries being treated as separate industries for the purpose of this restriction); provided that (i) there is no limitation on purchasing securities the issuer of which is deemed to be in the financial institutions industry, which includes commercial banks, thrift institutions, insurance companies and finance companies and (ii) there is no limitation with respect to obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities;

 (c) Make loans to other persons, except that the Fund may (i) acquire Loans, debt securities and other obligations in which the Fund is authorized to invest in accordance with its investment objective and policies, (ii) enter into repurchase agreements, and (iii) lend its portfolio securities;

 (d) Underwrite securities issued by other persons, except insofar as it may be deemed technically to be an underwriter under the Securities Act of 1933 in selling or disposing of an investment;

 (e) Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities). The purchase of Loans, securities or other investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin;

 (f) Purchase or sell real estate, although it may purchase and sell securities secured by interests in real estate and securities of issuers that invest or deal in real estate; provided that the Fund reserves the freedom of action to hold and to sell real estate acquired as a result of the ownership of securities; or

 (g) Purchase or sell physical commodities or contracts for the purchase or sale of physical commodities. Physical commodities do not include futures contracts with respect to securities, securities indices or other financial instruments.

     The Fund has adopted the following nonfundamental investment policies which may be changed by the Fund's Board of Directors without shareholder approval. As a matter of nonfundamental policy, the Fund may not:

 (a) make short sales of securities or maintain a short position, unless at all times when a short position is open the Fund either owns an equal amount of such securities or owns securities convertible into or exchangeable for, without payment of any further consideration, securities of the same issuer as, and equal in amount to, the securities sold short, and in any event only to the extent that no more than 5% of its net assets are committed to short sales;

 (b) purchase oil, gas or other mineral leases or purchase partnership interests in oil, gas or other mineral exploration or development programs;


 (c) invest more than 10% of its total assets (taken at current value) in the securities of issuers that, together with any predecessors, have a record of less than three years continuous operation, except U.S. Government securities, securities of issuers that are rated at least "A" by at least one nationally recognized statistical rating organization, municipal obligations and obligations issued or guaranteed by any foreign government or its agencies or instrumentalities; or


 (d) invest more than 10% of its total assets in Loans of any single
 Borrower.


     For the purpose of fundamental policies (a) and (e) and nonfundamental investment policy (a), the Fund's arrangements (including escrow, margin and collateral arrangements) with respect to transactions in all types of options and futures contract transactions shall not be considered to be (a) a borrowing of money or the issuance of securities (including senior securities) by the Fund, (b) a pledge of the Fund's assets, (c) the purchase of a security on margin, or (d) a short sale or position.


     The Fund has no present intention of engaging in options or futures transactions, or in short sales, or of issuing preferred shares.


     For the purpose of fundamental policy (b), the Fund will consider all relevant factors in determining who is the issuer of the Loan, including the Borrower's credit quality, the amount and quality of the collateral, the terms of the Loan Agreement and other relevant agreements (including inter-creditor agreements), the degree to which the credit of an interpositioned person was deemed material to the decision to purchase the Loan, the interest rate environment, and general economic conditions applicable to the Borrower and an interpositioned person.


     Notwithstanding the Fund's investment policies and restrictions, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund. This could allow creation of a "master/feeder" structure in the future.



     If a percentage restriction on investment policies or the investment or use of assets set forth above is adhered to at the time a transaction is effected, later changes in percentage resulting from changing values will not be considered a violation.


--------------------------------------------------------------------------------
                       REPURCHASE OFFER FUNDAMENTAL POLICY
--------------------------------------------------------------------------------

     The Board of Directors has adopted a resolution setting forth the Fund's fundamental policy that it will conduct monthly Repurchase Offers (the "Repurchase Offer Fundamental Policy").


     The Repurchase Offer Fundamental Policy sets the interval between each Repurchase Offer at one month and provides that the Fund shall conduct a Repurchase Offer each month (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Request Date will be on the last business day of the month. The Repurchase Offer Fundamental Policy also provides that the repurchase pricing shall occur not later than three business days after the Repurchase Request Date.


     The Repurchase Offer Fundamental Policy only may be changed by a majority vote of the Fund's outstanding voting securities. In accordance with the requirements of the 1940 Act, a "majority of the Fund's outstanding voting securities" means the lesser of either: (a) the vote of 67 percent or more of the voting securities present at the annual or a special meeting of the Fund's shareholders, if the holders of more than 50 percent of the Fund's outstanding voting securities are present or represented by proxy; or (b) the vote of more than 50 percent of the Fund's outstanding voting securities.


--------------------------------------------------------------------------------
                                   MANAGEMENT
--------------------------------------------------------------------------------

  The Fund's Directors and officers and their business backgrounds are listed below. Those Directors and officers who, as defined in the 1940 Act, are "interested persons" of the Fund, CAM, CypressTree, or Cypress by virtue of their affiliation with any one or more of the Fund, CAM, CypressTree, or Cypress, are indicated by an asterisk (*) ("Interested Persons").

Directors and Officers of the Fund


                           Year of
 Name and Address          Birth    Position Held                Business Background
------------------------  --------  --------------------------- ---------------------------
Bradford K. Gallagher*     1944     Director; President          President, present); Cypress Holding Company (10/95-
125 High Street                                                  President, CypressTree Asset Management Corp.
Boston, MA 02110                                                 (8/96-present); President,
                                                                 CypressTree Investments, Inc. (12/96-present);
                                                                 President, CypressTree Investment Management
                                                                 Co. (2/97-present); President, CypressTree
                                                                 Funds Distributors, Inc. (3/97-present);
                                                                 President, Director, CypressTree Senior Floating
                                                                 Rate Fund, Inc. (7/97-present); President,
                                                                 Trustee, North American Funds (10/97-present);
                                                                 President, Allmerica Financial Services (4/90-
                                                                 9/95); Member of Operating Committee and
                                                                 Founder/President of Fidelity Investments
                                                                 Institutional Services Co. (1/81-3/90)

William F. Achtmeyer       1955     Director                     President and Chief Executive Officer, The
200 State Street                                                 Parthenon Group (8/91-present); Director,
Boston, MA 02109                                                 CypressTree Senior Floating Rate Fund, Inc.
                                                                 (7/97-present); Trustee, North American Funds
                                                                 (10/97-present); Director, Bain & Company
                                                                 (9/77-6/96)

William F. Devin           1938     Director                     Member, Board of Governors, Boston Stock
125 High Street                                                  Exchange (1/85-present); Director, CypressTree
Boston, MA 02110                                                 Senior Floating Rate Fund, Inc. (7/97-present);
                                                                 Trustee, North American Funds; Executive Vice
                                                                 President, Fidelity Capital Markets Co. (12/66-12/96)


Kenneth J. Lavery          1949     Director                     Vice President, Massachusetts Capital Resource
420 Boylston Street                                              Company (5/82-present); Director, CypressTree
Boston, MA 02116                                                 Senior Floating Rate Fund, Inc. (7/97-present);
                                                                 Trustee, North American Funds (10/97-present)

Arthur S. Loring*          1947     Director                     Managing Director, Cypress Holding Company
125 High Street                                                  (1998-present); Director, CypressTree Senior
Boston, MA 02110                                                 Floating Rate Fund, Inc. (7/97-present); Senior
                                                                 Vice President and General Counsel, FMR Corp.
                                                                 (7/72-12/97); Secretary, Fidelity Family of Funds (7/83-12/97)

Jeffrey S. Garner*         1956     Executive Vice President,    Vice President, Cypress Holding Company
125 High Street                     Chief Investment Officer     (8/96-present); Executive Vice
Boston, MA 02110                                                 President and Chief Investment Officer, CypressTree
                                                                 Investment Management Co. (8/96-present);
                                                                 Vice President, CypressTree Funds Distributors,
                                                                 Inc. (3/97-present); Executive Vice President,
                                                                 CypressTree Senior Floating Rate Fund, Inc.
                                                                 (7/97-present); Vice President, Eaton Vance
                                                                 Management (1/88-7/96)



                           Year of
Name and Address            Birth   Position Held                Business Background
------------------------------------------------------------------------------------------------------------------------------------

Joseph T. Grause, Jr.*     1952     Executive Vice President     Vice President, Cypress Holding Company
286 Congress Street                                              (1/96-present); Treasurer, North American Funds
Boston, MA 02110                                                 (10/97-present); Executive Vice President,
                                                                 CypressTree Senior Floating Rate Fund, Inc.
                                                                 (7/97-present); Senior Vice President, First Data
                                                                 Investor Services Group (5/93-11/95); Senior
                                                                 Vice President, Fidelity Investments (6/76-5/93)

Peter K. Merrill*          1961     Vice President; Portfolio    Vice President, CypressTree Investment
125 High Street                     Manager                      Management Co. (6/97-present); Vice President,
Boston, MA 02110                                                 Portfolio Manager, CypressTree Senior Floating
                                                                 Rate Fund, Inc. (6/97-present); Managing
                                                                 Director, BankBoston Corp. (7/88-5/97)

Philip C. Robbins*         1967     Vice President               Vice President, CypressTree Investment
125 High Street                                                  Management Co., (9/96-present); Assistant Vice
Boston, MA 02110                                                 President, CypressTree Senior Floating Rate
                                                                 Fund, Inc. (6/97-present); Associate, Eaton
                                                                 Vance Management (9/91-8/96)

Joseph A. Germain*         1969     Vice President               Vice President, CypressTree Investment
125 High Street                                                  Management Co. (2/97-present); Assistant Vice
Boston, MA 02110                                                 President, CypressTree Senior Floating Rate
                                                                 Fund, Inc. (6/97-present); Supervisor,Investors
                                                                 Bank & Trust Co. (3/94-1/97)

Thomas J. Brown*           1946     Assistant Treasurer          Principal, Cypress Holding Company (7/97-
286 Congress Street                                              present); Assistant Treasurer, CypressTree Senior
Boston, MA 02210                                                 Floating Rate Fund, Inc. (7/97-present);
                                                                 Consultant (10/95-6/97); Executive Vice
                                                                 President, Boston Company Advisors (8/94-10/95);
                                                                 Executive Vice President; Chief Financial
                                                                 Officer, Freedom Capital Management (6/81-8/94).

Paul F. Foley*             1963     Treasurer                    Vice President, Cypress Holding Company
125 High Street                                                  (7/96-present); Treasurer, CypressTree Senior
Boston, MA 02110                                                 Floating Rate Fund, Inc. (7/97-present);
                                                                 Financial Analyst, Fleet Financial Group (6/95-
                                                                 7/96); Financial Analyst, Allmerica Financial
                                                                 Services (4/87-6/95)

John I. Fitzgerald*        1948     Secretary                    Secretary and Counsel, Cypress Holding
125 High Street                                                  Company (4/97-present); Secretary, CypressTree
Boston, MA 02110                                                 Senior Floating Rate Fund, Inc. (7/97-present);
                                                                 Secretary, North American Funds (10/97-
                                                                 present); Executive Vice President-Legal Affairs,
                                                                 Boston Stock Exchange (6/93-3/97)

Timothy M. Barns*          1957     Vice President               Vice President, CypressTree Investment
125 High Street                                                  Management Co., Inc. (3/98-present); Managing
Boston, MA 02110                                                 Director, BankBoston Corp. (1988-2/98)

     Messrs. Devin (Chairman) and Lavery and Achtmeyer are members of the Administration Committee of the Board of Directors. The Administration Committee makes recommendations to the Directors regarding the selection of the independent certified public accountants, reviews with the accountants and the Fund Treasurer accounting and auditing practices and procedures, accounting records, and internal accounting controls, reviews the Fund's advisory contracts and advisory fees, and acts as nominating committee with regard to disinterested directors.

     Messrs. Gallagher (Chairman), Loring and Devin are members of the Pricing Committee of the Board of Directors. The Pricing Committee is responsible for the valuation and revaluation, between meetings of the Board, of investments for which market quotations or sale prices are not readily available.

     Messrs. Gallagher (Chairman), Devin and Lavery are members of the Investment Committee of the Board of Directors. The Investment Committee provides an overview to the full Board of CypressTree's activities as subadviser.

Executive Compensation

     The Fund pays the fees and expenses of those Directors who are not Interested Persons (the "noninterested Directors"). The Directors who are Interested Persons receive no compensation from the Fund. Noninterested Directors receive $750 per quarter for each quarter during which the Director serves, plus $750 for each meeting attended in person and $200 for each telephone meeting. For the year ended December 31, 1999, the Directors earned the following compensation in their capacities as Directors:

                                       TOTAL COMPENSATION
                          AGGREGATE    FROM FUND AND FUND
                         COMPENSATION   COMPLEX PAID TO
NAME                      FROM FUND        DIRECTORS*
---------------------------------------------------------
Bradford K. Gallagher          $    0             $     0
William F. Achtmeyer           $5,850             $17,150
William F. Devin               $6,800             $19,800
Kenneth J. Lavery              $6,800             $19,800
Arthur S. Loring               $    0             $     0
------------
* Includes compensation for service as director of the Fund, as trustee of the North American Funds, and as director of another closed-end fund also advised by CAM. See "Advisory, Administration and Distribution Services."

Election of Directors

     As permitted by Maryland law, there normally will be no meetings of Fund shareholders for the purpose of electing Directors in any year in which no such election is required under the 1940 Act. Under the 1940 Act, an annual meeting to elect Directors only is required when less than a majority of the Directors holding office have been elected by shareholders. If a meeting is required, the Directors then in office will call a shareholders' meeting for the election of Directors. If no meeting is required, the Directors will continue to hold office and may appoint successor Directors. The shares of the Fund do not provide for cumulative voting. As a result, the holders of more than 50% of the shares voting for the election of Directors can elect 100% of the Directors and, in this event, the holders of the remaining less than 50% of the shares voting on the matter will not be able to elect any Directors.

     Under the Fund's Articles of Incorporation, no person may serve as a Director if shareholders holding seventy-five percent (75%) of shares entitled to vote on the matter have removed him or her from office.

Principal Holders of Securities

     To the Fund's knowledge, as of February 8, 2000, no person owned of record five percent or more of any class of the Fund's outstanding equity securities. None of the officers or directors owns any shares of the Fund.

--------------------------------------------------------------------------------
               ADVISORY, ADMINISTRATION AND DISTRIBUTION SERVICES
--------------------------------------------------------------------------------

     CAM is the Fund's investment adviser and administrator under an investment advisory agreement ("Advisory Agreement") and an administration agreement (the "Administration Agreement") between CAM and the Fund. CAM is a Delaware corporation founded in 1996, and is a general investment advisory firm. The Directors of CAM are Bradford K. Gallagher and J. Christopher Clifford.

     CypressTree serves as the Fund's subadviser under an investment subadvisory agreement (the "Subadvisory Agreement") between CAM and CypressTree. CypressTree is a Delaware corporation founded in August, 1996, and is engaged in the business of providing investment advisory and other services to institutional, offshore, and other clients with respect to portfolios consisting primarily of Loans. Currently, CypressTree has approximately $4.0 billion assets under management. The directors of CypressTree are Bradford K. Gallagher and J. Christopher Clifford.

     CAM is an affiliate of and CypressTree is a wholly-owned subsidiary of Cypress Holding Company ("Cypress"). Cypress is a Delaware corporation founded in 1995, and is an integrated investment management firm. The Directors of Cypress are Bradford K. Gallagher and J. Christopher Clifford. The largest shareholders of Cypress are Mr. Gallagher (approximately 15.6%) and Berkshire Fund IV L.P., an investment partnership (approximately 66.5%). The remaining stock of Cypress is owned by Cypress employees.

     In October 1997, CAM and other certain affiliates of Cypress acquired from NASL Financial Services, Inc. ("NASL Financial") that portion of NASL Financial's business related to acting as investment adviser and distributor of the North American Funds, an open-end investment company offering shares in 15 different portfolios. The North American Funds currently have approximately $1.1 billion in assets. CAM serves as investment adviser to the North American Funds.


     CAM also serves as investment adviser to a closed-end fund with $85 million in assets, and CypressTree serves as investment subadviser to that fund.


     The Fund will be responsible for all of its costs and expenses not expressly stated to be payable by CAM under the Advisory Agreement and the Administration Agreement by CypressTree under the Subadvisory Agreement, or by Distributors under its Distribution Agreement. These costs and expenses may include (without limitation): expenses of acquiring, holding and disposing of securities and other investments, including brokerage commissions; shareholder servicing expenses; investment advisory and administration fees; custody and transfer agency fees and expenses, including those incurred for determining net asset value and keeping accounting books and records; expenses of pricing and valuation services; expenses of conducting repurchase offers; fees and expenses of registering under the securities laws, and other governmental fees; expenses of reports to shareholders and investors, proxy statements and other expenses of shareholders' or investors' meetings; compensation and expenses of Directors not affiliated with CAM, CypressTree or Cypress; interest, taxes and corporate fees; legal and accounting expenses; printing and mailing expenses; insurance premiums; expenses incurred in connection with litigation in which the Fund is a party and any legal obligation to indemnify its officers and Directors with respect to litigation; membership dues in investment company organizations; communications equipment expenses; and any nonrecurring or extraordinary expenses.

     The Advisory Agreement, Subadvisory Agreement, and Administration Agreement each will remain in effect until July 13, 2000, The Advisory Agreement may be continued from year to year after July 13, 2000 so long as the continuance is approved at least annually (a) by the vote of a majority of the Fund's Directors who are not "interested persons" of the Fund or CAM cast in person at a meeting specifically called for the purpose of voting on such approval and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding Fund shares. The Advisory Agreement will terminate automatically in the event of its assignment. The Subadvisory Agreement may be continued from year to year after July 13, 2000 so long as the continuance is approved at least annually (a) by the vote of a majority of the Fund's Directors who are not "interested persons" of the Fund or CypressTree cast in person at a meeting specifically called for the purpose of voting on such approval; and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding Fund shares. The Subadvisory Agreement will terminate automatically in the event of its assignment. The Administration Agreement may be continued from year to year after July 13, 2000 so long as the continuance is approved annually (a) by the vote of a majority of the Fund's Directors who are not "interested persons" of the Fund or CAM cast in person at a meeting specifically called for the purpose of voting on such approval; and (b) by the vote of a majority of the Board of Directors or by the vote of a majority of the outstanding Fund shares. Each agreement may be terminated at any time without penalty on sixty (60) days' notice by the Directors or CAM or CypressTree, as applicable, or by the vote of the majority of the outstanding Fund shares. Each agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties to the Fund on the part of CAM or CypressTree, as applicable, CAM or CypressTree, as applicable, will not be liable to the Fund for any loss incurred.

     CAM will receive fees under the Advisory Agreement and the Administration Agreement. For a description of the compensation that the Fund pays CAM under the Advisory Agreement and Administration Agreement, see the Fund's current Prospectus.





     CAM has agreed to reimburse the Fund's expenses to the extent necessary so that total annualized Fund expenses do not exceed 1.45% of average daily gross assets for Class A shares and Class B shares and 1.55% of average daily gross assets for Class C shares. If CAM had not agreed to reimburse these expenses, estimated Fund expenses for Class B and Class C shares would be: management fee of 0.85%, interest payments on borrowed funds of 0.00%, administration fee of 0.40%, service fee of 0.25%, distribution fee of 0.50%, and other expenses of 0.25%; and total annual expenses of 2.25%. Absent this reimbursement, total Fund operating expenses for Class A shares would be: management fee of 0.85%; interest payment on borrowed funds of 0.00%; administration fee of 0.40%; service fee of 0.25%; distribution fee of 0.00% and other expenses of 0.25%; and total annual expenses of 1.75%. This agreement may be terminated by CAM at any time after on thirty (30) days' written notice.

--------------------------------------------------------------------------------
                            PORTFOLIO TRANSACTIONS
--------------------------------------------------------------------------------

     Subject to policies established by the Board of Directors of the Fund and oversight by CAM, CypressTree is primarily responsible for the execution of the Fund's portfolio transactions. In executing such transactions, CypressTree seeks to obtain the best results for the Fund, taking into account such factors as price (including the applicable fee, commission or spread), size of order, difficulty of execution and operational facilities of the firm involved, and the firm's risk in positioning a block of securities. While CypressTree generally seeks reasonably competitive fee or commission rates, the Fund does not necessarily pay the lowest commission or spread available.

     The Fund will purchase Loans in individually negotiated transactions with commercial banks, thrifts, insurance companies, finance companies and other financial institutions. In determining whether to purchase Loans from these financial institutions, CypressTree may consider, among other factors, the financial strength, professional ability, level of service and research capability of the institution. While financial institutions generally are not required to repurchase Loans which they have sold, they may act as principal or on an agency basis in connection with the Fund's disposition of Loans. The Fund has no obligation to deal with any bank, broker or dealer in execution of transactions in portfolio securities.

     Other securities in which the Fund may invest are traded primarily in the over-the-counter markets, and the Fund intends to deal directly with the dealers who make markets in the securities involved, except in those circumstances where better prices and execution are available elsewhere. These dealers attempt to profit from transactions by buying at the bid price and selling at the higher asked price in the market for the obligations (the difference between the bid and asked price customarily is referred to as the "spread"). The Fund also may purchase fixed-income and other securities from underwriters, the cost of which may include fees and concessions to the underwriters.

     It is not anticipated that the Fund will pay significant brokerage commissions. However, on occasion it may be necessary or desirable to purchase or sell a security through a broker on an agency basis, in which case the Fund will incur a brokerage commission. In executing all transactions, CypressTree seeks to obtain the best results for the Fund. For the period from the start of business to the date of this Statement of Additional Information, the Fund has paid no brokerage commissions.

     Consistent with the interests of the Fund, CypressTree may select brokers to execute the Fund's portfolio transactions on the basis of the research and brokerage services they provide to CypressTree for its use in managing the Fund and CypressTree's other advisory accounts. Such services may include (a) furnishing analyses, reports and information concerning issuers, industries, securities, geographic regions, economic factors and trends, portfolio strategy, and performance of accounts; and (b) effecting securities transactions and performing functions incidental to those securities transactions (such as clearance and settlement). Research and brokerage services received from such brokers are in addition to, and not in lieu of, the services required to be performed by CypressTree under the Subadvisory Agreement. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that CypressTree determines in good faith that such commission is reasonable in relation to the value of the services, in terms either of that particular transaction or the overall responsibility of CypressTree to the Fund and its other clients. In reaching this determination, CypressTree will not attempt to place a specific dollar value on the brokerage and research services provided, or to determine what portion of the compensation should be related to those services. The receipt of this research will not reduce CypressTree's normal independent research activities. However, it enables CypressTree to avoid the additional expenses that could be incurred if CypressTree tried to develop comparable information through its own efforts.

     The Fund will not purchase securities from its affiliates in principal transactions.

     CypressTree is authorized to use research services provided by and to place portfolio transactions with brokerage firms that have provided assistance in the distribution of shares of the Fund or shares of other Cypress funds to the extent permitted by law.

     CypressTree may allocate brokerage transactions to broker-dealers that have entered into arrangements with CypressTree under which the broker-dealer allocates a portion of the commission paid by each fund toward payment of the fund's expenses, such as transfer agent fees or custodian fees. However, the transaction quality must be comparable to those of other qualified broker-dealers.

     The frequency of portfolio purchases and sales (known as the "turnover rate") will vary from year to year. It is anticipated that the Fund's turnover rate will be between 50% and 100%. The Fund's portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when CypressTree deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the securities held by the Fund will be sold whenever CypressTree believes it is appropriate to do so, without regard to the length of time a particular security may have been held. Higher portfolio turnover involves corresponding greater brokerage commissions and other transaction costs that the Fund will bear directly.

     If purchases or sales of securities of the Fund and one or more other investment companies or clients supervised by CypressTree are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by CypressTree, taking into account the respective sizes of the funds and the amount of securities to be purchased or sold. In some cases this procedure would have a detrimental effect on the price or volume of the security so far as the Fund is concerned. In other cases it is possible that the ability to participate in volume transactions and to negotiate lower brokerage commissions will be beneficial to the Fund.


--------------------------------------------------------------------------------
                                    CUSTODIAN
--------------------------------------------------------------------------------

     State Street Bank & Trust Company (the "Custodian"), acts as custodian for the Fund. Its principal business address is 225 Franklin Street, Boston, Massachusetts 02110. The Custodian has custody of all the Fund's assets, maintains the Fund's general ledger, and computes the daily net asset value of Fund shares. The Custodian attends to details in connection with the sale, exchange, substitution, transfer or other dealings with the Fund's investments, receives and disburses all funds, and performs various other ministerial duties on receipt of proper instructions from the Fund. The custody fees are competitive within the industry.

     CAM, CypressTree and their affiliates and their officers and employees from time to time have transactions with various banks, including the Fund's Custodian. It is the opinion of CAM and CypressTree that the terms and conditions of these transactions were not and will not be influenced by existing or potential custodial or other relationships between the Fund and these banks.


--------------------------------------------------------------------------------
                                 TRANSFER AGENT
--------------------------------------------------------------------------------

     State Street Bank & Trust Company serves as transfer and dividend paying agent and as registrar. Its principal business address is Post Office Box 8360, Boston, Massachusetts 02266-8360.


--------------------------------------------------------------------------------
                             LIQUIDITY REQUIREMENTS
--------------------------------------------------------------------------------

     From the time that the Fund sends a Notification to shareholders until the Pricing Date, the Fund will maintain a percentage of the Fund's assets equal to at least 100 percent of the Repurchase Offer Amount either in: (a) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within a period equal to the period between the Repurchase Request Date and the next Repurchase Request Deadline; or (b) assets that mature by the next Repurchase Payment Deadline.

     In the event that the Fund's assets fail to comply with the requirements in the preceding paragraph, the Board shall cause the Fund to take such action as the Board deems appropriate to ensure compliance.


     In supervising the Fund's operations and the actions of CAM and CypressTree, the Board has adopted written procedures (the "Liquidity Procedures") reasonably designed, taking into account current market conditions and the Fund's investment objectives, to ensure that the Fund's assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer Fundamental Policy and with the liquidity requirements described above.


     From time to time, the Board reviews the Fund's portfolio composition and makes and approves such changes to the Liquidity Procedures as the Board deems necessary.

--------------------------------------------------------------------------------
                                      TAXES
--------------------------------------------------------------------------------

     Set forth below is a discussion of certain U.S. federal income tax issues concerning the Fund and the purchase, ownership, and disposition of Fund shares. This discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to shareholders in light of their particular circumstances. This discussion is based upon present provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. Prospective investors should consult their own tax advisers with regard to the federal tax consequences of the purchase, ownership, or disposition of fund shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.

     For a discussion of federal tax issues affecting shareholders in the Fund please see "Taxes" in the Prospectus.

     The Fund intends to qualify for the special tax treatment afforded regulated investment companies ("RICs") under Subchapter M of the Code. To qualify for that treatment, the Fund must distribute to its shareholders for each taxable year at least 90% of its investment company taxable income (consisting generally of net ordinary investment income, net short-term capital gains, and net gains from certain foreign currency transactions) and must meet several additional requirements. Among these requirements are the following: (a) the Fund must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of securities, and certain other related income; and
(b) the Fund must diversify its investments so that at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets are represented by cash and cash items, U.S. Government securities, securities of other regulated investment companies and other securities limited in respect of any one issuer to not more than 5% of the value of the Fund's total assets and not more than 10% of that issuer's voting securities, and (ii) not more than 25% of the value of its total assets may be invested in securities (other than U.S. Government securities and securities of other regulated investment companies) of any one issuer, or of two or more issuers controlled by the Fund and engaged in the same, similar or related trades or businesses.


     Provided that the Fund satisfies the above requirements, it will not be subject to federal income tax on that part of its investment company taxable income and the excess of net long-term capital gain over net short-term capital loss that it distributes to shareholders.

     The Fund will be subject to a nondeductible 4% federal excise tax to the extent that it does not timely distribute during each calendar year 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gain net income, determined, in general, on an October 31 year end, plus certain undistributed amounts from previous years. The Fund will be subject to the excise tax only on the amount by which it does not meet the foregoing distribution requirements. To avoid application of the excise tax, the Fund intends to distribute its income in accordance with the calendar year requirements.

     A distribution will be treated as paid on December 31 of a calendar year if it is declared by the Fund in October, November or December of that year with a record date in such a month and paid by the Fund during January of the following year. Such a distribution will be taxable to shareholders in the calendar year in which the distribution is declared, rather than the calendar year in which it is received.

Distributions

     Distributions of investment company taxable income are taxable to a U.S. shareholder as ordinary income, whether paid in cash or shares. Dividends paid by the Fund to a corporate shareholder, to the extent such dividends are attributable to dividends received by the Fund from U.S. corporations, may, subject to limitation, be eligible for the dividends received deduction. However, the alternative minimum tax applicable to corporations may reduce the value of the dividends received deduction.

     The excess of net long-term capital gains over net short-term capital losses realized, distributed and properly designated by the Fund, whether paid in cash or reinvested in Fund shares, will generally be taxable to shareholders as long-term gain, regardless of how long a shareholder has held Fund shares. Net capital gains from assets held for one year or less will be taxed as ordinary income.

     Shareholders will be notified annually as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of newly issued shares will receive a report as to the net asset value of the shares received.

     If the net asset value of shares is reduced below a shareholder's cost as a result of a distribution by the Fund, such distribution generally will be taxable even though it represents a return of invested capital. Investors should be careful to consider the tax implications of buying shares of the Fund just prior to a distribution. The price of shares purchased at this time will include the amount of the forthcoming distribution, but the distribution will generally be taxable to the shareholder.

Dispositions

     A holder of Fund shares who, pursuant to a Repurchase Offer, tenders all of his or her Fund shares (and is not considered to own any other Fund shares pursuant to attribution rules contained in the Code) may realize a taxable gain or loss depending upon the shareholder's basis in the shares. Such gain or loss realized on the disposition of shares (whether pursuant to a Repurchase Offer or in connection with a sale or other taxable disposition of shares in a secondary market) generally will be treated as long-term capital gain or loss if the shares have been held as a capital asset for more than one year and as short-term capital gain or loss if held as a capital asset for one year or less. If Fund shares are sold at a loss after being held for six months or less, the loss will be treated as long-term--instead of short-term--capital loss to the extent of any capital gain distributions received on those shares. All or a portion of any loss realized on a sale or exchange of shares of the Fund will be disallowed if the shareholder acquires other Fund shares within 30 days before or after the disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

     Different tax consequences may apply to tendering shareholders other than fully-tendering shareholders described in the previous paragraph and to non-tendering shareholders in connection with a Repurchase Offer. For example, if a shareholder tenders fewer than all shares owned by or attributed to him or her, the proceeds received could be treated as a taxable dividend, a return of capital, or capital gain depending on the portion of shares tendered, the Fund's earnings and profits, and the shareholder's basis in the tendered shares. Moreover, when a shareholder tenders fewer than all shares owned pursuant to a Repurchase Offer, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution that is taxable to them in whole or in part. Shareholders may wish to consult their tax advisors.

     If, within 90 days after purchasing Fund shares with a sales charge, a shareholder exchanges the shares and acquires new shares at a reduced (or without any) sales charge pursuant to a right acquired with the original shares, then the shareholder may not take the original sales charge into account in determining the shareholder's gain or loss on the disposition of the shares. Gain or loss will generally be determined by excluding all or a portion of the sales charge from the shareholder's tax basis in the exchanged shares, and the amount excluded will be treated as an amount paid for the new shares.

     Not later than 60 days after the close of the calendar year, the Fund will provide its shareholders with a written notice designating the amounts of any ordinary income dividends or capital gain dividends. If the Fund pays a dividend in January that was declared in the previous October, November or December to shareholders of record on a specified date in one of those months, then such dividend will be treated for tax purposes as being paid by the Fund and received by its shareholders on December 31 of the earlier year in which the dividend was declared.

Backup Withholding

     The Fund generally will be required to withhold federal income tax at a rate of 31% ("backup withholding") from dividends paid (other than exempt-interest dividends), capital gain distributions, and redemption proceeds to shareholders if (1) the shareholder fails to furnish the Fund with the shareholder's correct taxpayer identification number or social security number,
(2) the IRS notifies the shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. Any amounts withheld may be credited against the shareholder's federal income tax liability.

Other Taxation

     Distributions may be subject to additional state, local and foreign taxes, depending on each shareholder's particular situation. Non-U.S. shareholders may be subject to U.S. tax rules that differ significantly from those summarized above, including the likelihood that ordinary income dividends to them would be subject to withholding of U.S. tax at a rate of 30% (or a lower treaty rate, if applicable).

Fund Investments

     Market Discount. If the Fund purchases a debt security at a price lower than the stated redemption price of such debt security, the excess of the stated redemption price over the purchase price is "market discount". If the amount of market discount is more than a de minimis amount, a portion of such market discount must be included as ordinary income (not capital gain) by the Fund in each taxable year in which the Fund owns an interest in such debt security and receives a principal payment on it. In particular, the Fund will be required to allocate that principal payment first to the portion of the market discount on the debt security that has accrued but has not previously been includable in income. In general, the amount of market discount that must be included for each period is equal to the lesser of (i) the amount of market discount accruing during such period (plus any accrued market discount for prior periods not previously taken into account) or (ii) the amount of the principal payment with respect to such period. Generally, market discount accrues on a daily basis for each day the debt security is held by the Fund at a constant rate over the time remaining to the debt security's maturity or, at the election of the Fund, at a constant yield to maturity which takes into account the semi-annual compounding of interest. Gain realized on the disposition of a market discount obligation must be recognized as ordinary interest income (not capital gain) to the extent of the "accrued market discount".

     Original Issue Discount. Certain debt securities acquired by the Fund may be treated as debt securities that were originally issued at a discount. Very generally, original issue discount is defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Although no cash income on account of such discount is actually received by the Fund, original issue discount that accrues on a debt security in a given year generally is treated for federal income tax purposes as interest and, therefore, such income would be subject to the distribution requirements applicable to regulated investment companies. Some debt securities may be purchased by the Fund at a discount that exceeds the original issue discount on such debt securities, if any. This additional discount represents market discount for federal income tax purposes (see above).




     Constructive Sales. Under certain circumstances, the Fund may recognize gain from a constructive sale of an "appreciated financial position" it holds if it enters into a short sale, forward contract or other transaction that substantially reduces the risk of loss with respect to the appreciated position. In that event, the Fund would be treated as if it had sold and immediately repurchased the property and would be taxed on any gain (but not loss) from the constructive sale. The character of gain from a constructive sale would depend upon the Fund's holding period in the property. Loss from a constructive sale would be recognized when the property was subsequently disposed of, and its character would depend on the Fund's holding period and the application of various loss deferral provisions of the Code. Constructive sale treatment does not apply to transactions closed in the 90-day period ending with the 30th day after the close of the taxable year, if certain conditions are met.

     Section 988 Gains or Losses. Gains or losses attributable to fluctuations in exchange rates which occur between the time the Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of some investments, including debt securities and certain forward contracts denominated in a foreign currency, gains or losses attributable to fluctuations in the value of the foreign currency between the acquisition and disposition of the position also are treated as ordinary gain or loss. These gains and losses, referred to under the Code as "section 988" gains or losses, increase or decrease the amount of the Fund's investment company taxable income available to be distributed to its shareholders as ordinary income. If section 988 losses exceed other investment company taxable income during a taxable year, the Fund would not be able to make any ordinary dividend distributions, or distributions made before the losses were realized would be recharacterized as a return of capital to shareholders, rather than as an ordinary dividend, reducing each shareholder's basis in his or her Fund shares.

Swaps

     The federal income tax rules governing the taxation of interest rate swaps are not entirely clear and may require the Fund to treat payments received under such arrangements as ordinary income and to amortize payments under certain circumstances. The Fund will limit its activity in this regard in order to enable it to maintain its qualification as a RIC.

Foreign Withholding Taxes

     The Fund may be subject to foreign withholding or other taxes with respect to income on certain loans to foreign Borrowers. Tax conventions between certain countries and the United States may reduce or eliminate these foreign taxes. However, to the extent that foreign taxes are imposed, the taxes would reduce the yield on the Loans. Because not more than 50% of the value of the Fund's total assets at the close of any taxable year will consist of Loans to foreign borrowers, the Fund will not be eligible to pass through to shareholders their proportionate share of foreign taxes paid by the Fund, with the result that shareholders will not be entitled to take any foreign tax credits or deductions for foreign taxes paid by the Fund. However, the Fund may deduct foreign taxes in calculating its distributable income.

--------------------------------------------------------------------------------
                             PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

     The Fund's current yield for the one month period ending on December 31, 1999 was 7.24% for Class B shares and 7.24% for Class C shares. The Fund's effective yield for the same period was 7.49% for Class B shares and 7.49% for Class C shares.

     The total investment return for the year ending December 31, 1999 was 7.13% for Class B shares and 7.12% for Class C shares. On December 31, 1999, the net asset value of one Class B share was $9.98 and the net asset value for one
Class C share was $9.98.

     The calculation for yields and total investment return do not reflect the imposition of any early withdrawal charges.


     The Fund may advertise total return either on a cumulative or annualized basis.

     The Fund may provide information about CAM, CypressTree, their affiliates and other related funds in sales material or advertisements provided to investors or prospective investors. Sales material or advertisements also may provide information on the use of investment professionals by investors. For further information, see "Performance Information" in the Fund's Prospectus.

     Past performance is not indicative of future results. Investment return and principal value will fluctuate. When redeemed, shares may be worth more or less than their original cost.


--------------------------------------------------------------------------------
                                 INDEMNIFICATION
--------------------------------------------------------------------------------

     Under the Fund's By-Laws, each officer and director of the Fund will be indemnified by the Fund to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity will not protect any such person against any liability to the Fund or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Fund to indemnify such person must be based upon the reasonable determination of independent legal counsel or the vote of a majority of a quorum of the directors who are neither "interested persons," as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding ("non-party independent directors"), after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

     The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that any liability or expense arose by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of the director's or officer's office.

     Each officer and director of the Fund claiming indemnification will be entitled to advances from the Fund for payment of the reasonable expenses incurred by him or her in connection with proceedings to which he or she is a party in the manner and to the full extent permitted under the General Laws of the State of Maryland; provided, however, that the person seeking indemnification will provide to the Fund a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification by the Fund has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification will provide a security in form and amount acceptable to the Fund for his or her undertaking; (b) the Fund is insured against losses arising by reason of the advance; (c) a majority of a quorum of non-party independent directors, or independent legal counsel in a written opinion, will determine, based on a review of facts readily available to the Fund at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

     The Fund may indemnify, make advances or purchase insurance to the extent provided in its By-Laws on behalf of an employee or agent who is not an officer or director of the Fund.

     The indemnification provided by the Fund's By-Laws is not exclusive of any rights to which those seeking indemnification may be entitled under any law, agreement, vote of shareholders, or otherwise. The Fund's By-Laws do not authorize indemnification inconsistent with the 1940 Act or the Securities Act of 1933. Any indemnification provided by the Fund's By-Laws will continue as to a person who has ceased to be a director, officer, or employee, and will inure to the benefit of that person's heirs, executors and administrators. In addition, no amendment, modification or repeal of the indemnification provisions of the By-Laws will adversely affect any right or protection of an indemnitee that exists at the time of the amendment, modification or repeal.

--------------------------------------------------------------------------------
                        AUDITORS AND FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Deloitte & Touche LLP are the independent accountants for the Fund, providing audit services, tax return preparation, and assistance and consultation with respect to the preparation of filings with the Securities and Exchange Commission. The auditor's address is 200 Berkeley Street, Boston, Massachusetts 02116.

     The Fund's audited financial statements for the fiscal year ended December 31, 1999 including the auditor's report, are set forth below.

                          [to be added by amendment]

--------------------------------------------------------------------------------
                                     PART C
--------------------------------------------------------------------------------
                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (1) FINANCIAL STATEMENTS:
                               The following financial statements will be filed by amendment.

         INCLUDED IN PART A:   Financial Highlights

         INCLUDED IN PART B:

                               (i)   Portfolio of Investments, December 31, 1999
                               (ii)  Statement of Assets and Liabilities,
                                     December 31, 1999
                               (iii) Statement of Operation - for the year ended
                                     December 31, 1999
                               (iv)  Statement of Changes in Net Assets - for
                                     the year ended December 31, 1999
                               (v)   Statement of Cash Flows - for the year
                               (vi)  ended December 31, 1999
                               (vii) Notes to Financial Statements

(2) EXHIBITS:


(a)(1)        Articles of Incorporation*
(a)(2)        Articles Supplementary**
(b)           By-Laws****
(c)           Not applicable
(d)           Not applicable
(e)           Form of Dividend Reinvestment Plan****
(f)           Not applicable
(g)(1)        Form of Advisory Agreement****
(g)(2)        Form of Sub-Advisory Agreement****
(h)(1)        Form of Distribution Agreement****
(h)(2)        Form of Dealer Agreement****
(i)           Not applicable
(j)           Form of Custodian Agreement****
(k)           Form of Administration Agreement****
(l)           Opinion and Consent of Counsel**
(m)           Not applicable
(n)           Consent of Independent Auditors (to be filed by amendment)
(o)           Not applicable
(p)           Investment Letter*
(q)           Form of Model Retirement Plan*
(r)           Not Applicable
(s)(1)        Distribution Plan--Class A Shares****
(s)(2)        Distribution Plan--Class B Shares****
(s)(3)        Distribution Plan--Class C Shares****
(s)(4)        Amended and Restated Multi-class Plan**
(z)(1)        Power of Attorney of Bradford K. Gallagher***
(z)(2)        Power of Attorney of William F. Devin***
(z)(3)        Power of Attorney of William F. Achtmeyer***
(z)(4)        Power of Attorney of Kenneth J. Lavery***
(z)(5)        Power of Attorney of Arthur S. Loring****



   * Filed as an exhibit to Amendment No. 2 to Registration Statement on Form N-2 of Registrant, filed August 6, 1998 (File No. 333-49273), incorporated by reference herein.
  ** Filed as an Exhibit to Registration Statement on Form N-2 of Registrant, filed August 4, 1999 (File No. 333-84429), incorporated by reference herein.
 *** Filed as an exhibit to Registration Statement on Form N-2 of Registrant, filed April 3, 1998 (File No. 333-49273), incorporated by reference herein. **** Filed as an exhibit to Amendment No. 1 to Registration Statement on Form
     N-2 of Registrant, filed July 20, 1998 (File No. 333-49273), incorporated by reference herein.

ITEM 25. MARKETING ARRANGEMENTS

     Not Applicable.

ITEM 26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses incurred in connection with the issuance and distribution of additional shares:



Registration fees ............................................    $  28,000
National Association of Securities Dealers, Inc. fees ........       10,000*
Printing and engraving expenses ..............................       17,000
Fees and expenses of qualification under state securities
  laws (excluding fees of counsel) ...........................
Accounting fees and expenses .................................        2,500*
Legal fees and expenses ......................................       10,000


  *The Registrant's investment adviser, CypressTree Asset Management Corporation, Inc. will pay these expenses in lieu of the Registrant.


ITEM 27. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

     None

ITEM 28. NUMBER OF HOLDERS OF SECURITIES



TITLE OF CLASS                   NUMBER OF RECORD HOLDERS
Class A Common Stock                       0
Class B Common Stock                     948
Class C Common Stock                    4222


ITEM 29. INDEMNIFICATION

     The Registrant's Articles of Incorporation and By-Laws contain provisions limiting the liability, and providing for indemnification, of the Directors and officers under certain circumstances. Article IX of the Fund's Articles of Incorporation, filed as Exhibit a to this Registration Statement, and Article VIII of the Fund's By-Laws, filed as Exhibit b to this Registration Statement, provide that the Fund shall indemnify its present and past Directors and officers, and may indemnify its employees and agents to the maximum extent permitted by applicable law (including Maryland law and the 1940 Act). Section 2-418(b) of the Maryland General Corporation Law ("Maryland Code") permits the Fund to indemnify its Directors unless it is established that the act or omission of the Director was material to the matter giving rise to the preceding, and (a) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty; (b) the Director actually received an improper personal benefit in money, property or services or; or (c) in the case of any criminal proceeding, the Director had reasonable cause to believe the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses incurred by the Director in connection with a proceeding, in accordance with the Maryland Code. Pursuant to Section 2-418(j)(1) and Section 2-418(j)(2) of the Maryland Code, the Fund is permitted to indemnify its officers, employees and agents to the same extent as its Directors. The provisions set forth above apply insofar as consistent with
Section 17(h) of the 1940 Act, which prohibits indemnification of any Director or officer of the Fund against any liability to the Fund or its shareholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

     Refer to the information set forth under the captions "Management of the Fund" in the Prospectus and "Advisory, Administrative and Distribution Services" in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement, which summary is incorporated herein by reference. For information as to the business, profession, vocation or employment of a substantial nature of each director or officer of the adviser or subadviser, reference is made to the respective Form ADV, as amended, filed under the Investment Advisers Act of 1940.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

     All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be in the possession and custody of the Registrant's custodian, and transfer agent, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of CAM or CypressTree, 125 High Street, Boston, Massachusetts. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of Cypress Holding Company and CypressTree.

ITEM 32. MANAGEMENT SERVICES

  None.

ITEM 33. UNDERTAKINGS

  The undersigned registrant hereby undertakes:

(1) (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (1) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (2) To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) that, for the purpose of determining any liability under the 1993 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and Commonwealth of Massachusetts on the 1st day of March, 2000.


                                       North American Senior Floating Rate
                                       Fund, Inc.


                                       By:

                                       /s/ Bradford K. Gallagher*
                                       Bradford K. Gallagher
                                       President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



        SIGNATURE                     TITLE                DATE
        ---------                     -----                ----

/s/ Bradford K. Gallagher*
-------------------------     Director;
Bradford K. Gallagher         Chief Executive Officer  March 1, 2000

/s/ William F. Devin*
-------------------------
William F. Devin              Director                 March 1, 2000

/s/ William F. Achtmeyer*
-------------------------
William F. Achtmeyer          Director                 March 1, 2000

/s/ Kenneth J. Lavery*
-------------------------
Kenneth J. Lavery             Director                 March 1, 2000

/s/ Arthur S. Loring**
-------------------------
Arthur S. Loring              Director                 March 1, 2000

/s/ Paul F. Foley*            Principal Financial and
-------------------------
Paul F. Foley                 Accounting Officer       March 1, 2000



*BY /s/ John I. Fitzgerald, Attorney-in-Fact (pursuant to Power of Attorney filed as an exhibit to Registration Statement on Form N-2 of Registration, filed April 3, 1998), File No. 333-49273.

** /s/ John I. Fitzgerald, Attorney-in-Fact (pursuant to Power of Attorney filed as an exhibit to Amendment No. 1 to registration Statement on Form N-2 of Registration, filed July 20, 1998), File No- 333-49273.